Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

FORESCOUT TECHNOLOGIES, INC.

at

$29.00 Net Per Share

by

Ferrari Merger Sub, Inc.

an indirect wholly owned subsidiary of

Ferrari Group Holdings, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON AUGUST 14, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated July 15, 2020 (as the same may be amended, the “Amended Merger Agreement”), between Ferrari Group Holdings, L.P., a Delaware limited partnership (“Parent”), Ferrari Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and Forescout Technologies, Inc., a Delaware corporation (“Forescout”). The Amended Merger Agreement amends and restates that certain Agreement and Plan of Merger, dated February 6, 2020 (the “Original Merger Agreement”), between Parent, Purchaser and Forescout. Purchaser is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Forescout (collectively, the “Shares”) at a price of $29.00 per Share, without interest and subject to any applicable withholding taxes (such amount, or any higher amount per share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Amended Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Amended Merger Agreement, Purchaser will merge with and into Forescout (the “Merger”), with Forescout continuing as the surviving corporation of the Merger as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares: (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser; or (4) held by Forescout stockholders who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)), will be converted into the right to receive $29.00 in cash, without interest and less any applicable withholding taxes. As a result of the Merger, Forescout will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 p.m., Eastern time (the “Expiration Time”), on August 14, 2020 (the “Expiration Date,” unless extended by Purchaser in accordance with the Amended Merger Agreement, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

Following careful consideration, the board of directors of Forescout (the “Forescout Board”) has unanimously: (i) determined that it is in the best interests of Forescout and its stockholders, and declared it advisable, to enter into the Amended Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions set forth in the Amended Merger Agreement; (ii) approved the execution and delivery of the Amended Merger Agreement by Forescout, the performance by Forescout of its covenants and other obligations in the Amended Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (iii) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (iv) recommended that the Forescout stockholders tender their Shares to Purchaser pursuant to the Offer.

The Amended Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the Forescout stockholders in accordance with Section 251(h) of the DGCL.

The Offer is conditioned upon the satisfaction, or waiver by Parent (in accordance with the terms of the Amended Merger Agreement), of the following conditions at the Expiration Time:

(i)

the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Forescout as of the expiration of the Offer or any other Shares acquired by Forescout prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of stock options) (the “Minimum Condition”);

(ii)

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger is in effect, no action will have been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, enforced or deemed applicable to the Offer or the Merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger (the “Governmental Authority Condition”);

(iii)

certain representations and warranties made by Forescout in the Amended Merger Agreement will be true and correct, subject to the materiality and other qualifications set forth in the Amended Merger Agreement (the “Representations Condition”), as further described in Section 15—“Conditions of the Offer”;

(iv)

Forescout will have performed and complied in all material respects with certain covenants and obligations set forth in the Amended Merger Agreement as further described in Section 15—“Conditions of the Offer” required to be performed and complied with by Forescout at or prior to the Expiration Time (which we refer to as the “Covenants Condition”);

(v)

Parent and Purchaser will have received a certificate of Forescout, validly executed for and on behalf of Forescout and in its name by a duly authorized executive officer of Forescout, certifying that the Representations Condition and the Covenants Condition have been satisfied; and

(vi)	the Amended Merger Agreement will not have been terminated in accordance with its terms (the “No Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Forescout) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

July 20, 2020

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

ii

SUMMARY TERM SHEET

Ferrari Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership (“Parent”), is offering to purchase all of the outstanding common stock of Forescout Technologies, Inc., a Delaware corporation (“Forescout”), at a price of $29.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. The following are some questions you, as a stockholder of Forescout, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. The information concerning Forescout contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Forescout or has been taken from or is based upon publicly available documents or records of Forescout on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.001 per share, of Forescout. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Forescout common stock.

Price Offered Per Share	$29.00 per share, without interest and subject to any applicable withholding taxes, net to the seller in cash.

Scheduled Expiration of Offer	The Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 p.m., Eastern time (the “Expiration Time”), on August 14, 2020 (the “Expiration Date,” unless extended by Purchaser, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

Purchaser	Ferrari Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership.

The Forescout Board’s Recommendation	The board of directors of Forescout (the “Forescout Board”) has recommended that the stockholders of Forescout tender their Shares in the Offer.

Who is offering to buy my Shares?

Purchaser, an indirect wholly owned subsidiary of Parent, is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of engaging in the transactions contemplated by the Agreement and Plan of Merger, dated February 6, 2020 (the “Original Merger Agreement”), and the Amended and Restated Agreement and Plan of Merger, dated July 15, 2020 (as the same may be amended, the “Amended Merger Agreement”), which amended and restated the Original Merger Agreement. Parent is indirectly controlled by Advent International Corporation, a Delaware corporation (“Advent”).

See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Forescout. If the Offer is consummated, Parent intends, on the first business day after the consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, Forescout would be an indirect wholly owned subsidiary of Parent.

See the Section 12—“Purpose of the Offer; Plans for Forescout.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $29.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes, Parent, Purchaser and Forescout have entered into the Amended Merger Agreement. The Amended Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Forescout (the “Merger”). If the Minimum Condition and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), without a vote on the adoption of the Amended Merger Agreement by the Forescout stockholders.

What are the conditions to the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction, or waiver by Parent (in accordance with the terms of the Amended Merger Agreement), of the following conditions at the Expiration Time:

(i)

the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Forescout as of the expiration of the Offer or any other Shares acquired by Forescout prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of stock options) (the “Minimum Condition”);

(ii)

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger is in effect, no action will have been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, enforced or deemed applicable to the Offer or the Merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger (the “Governmental Authority Condition”);

(iii)

certain representations and warranties made by Forescout in the Amended Merger Agreement will be true and correct, subject to the materiality and other qualifications set forth in the Amended Merger Agreement (the “Representations Condition”), as further described in Section 15—“Conditions of the Offer”;

(iv)

Forescout will have performed and complied in all material respects with certain covenants and obligations set forth in the Amended Merger Agreement required to be performed and complied with by Forescout at or prior to the Expiration Time (which we refer to as the “Covenants Condition”), as further described in Section 15—“Conditions of the Offer”;

(v)

Parent and Purchaser will have received a certificate of Forescout, validly executed for and on behalf of Forescout and in its name by a duly authorized executive officer of Forescout, certifying that the Representations Condition and the Covenants Condition have been satisfied; and

(vi)	the Amended Merger Agreement will not have been terminated in accordance with its terms (the “No Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Forescout) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law. See Section 15—“Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other Transactions?

Yes. We estimate that we will need approximately $1.6 billion to purchase all of the Shares pursuant to the Offer, to complete the Merger, to pay estimated related transaction fees and expenses and to repay certain indebtedness of Forescout. Purchaser and Parent expect to fund such cash requirements with committed equity and debt financing, as further described below.

Parent and Purchaser are each affiliated with funds managed or advised by Advent (the “Advent Funds”). The Advent Funds have provided Parent with an amended and restated equity commitment letter (the “Equity

Commitment Letter”) pursuant to which the Advent Funds have agreed to contribute to Parent up to $1.6 billion to purchase equity securities of Parent, subject to the satisfaction of certain customary conditions set forth in the Equity Commitment Letter. Parent will contribute or otherwise advance to Purchaser the net proceeds from the Advent Funds’ equity investment, which is expected to be less than the amount of the Equity Commitment Letter in light of debt financing being arranged by Parent and Purchaser.

Pursuant to a debt commitment letter (the “Debt Commitment Letter”) from ORCA I LLC (together with its affiliates, managed funds and accounts, “ORCA”), Owl Rock Capital Corporation (“ORCC”), Owl Rock Capital Corporation II (“ORCC II”), Owl Rock Capital Corporation III (“ORCC III”) and Owl Rock Technology Finance Corp. (“ORTFC” and, together with ORCA, ORCC, ORCC II and ORCC III, collectively, the “Debt Financing Sources”), certain of the Debt Financing Sources have severally and not jointly committed (1) to provide to Purchaser substantially concurrently with the Effective Time senior secured term loans in an aggregate principal amount equal to $225,000,000 (the “Term Facility”); and (2) to make available to Purchaser (or, after the Effective Time, to the Surviving Corporation) senior secured revolving commitments in an aggregate principal amount equal to $25,000,000 (a portion of which may be made available to Purchaser substantially concurrently with the Effective Time) (the “Revolving Facility” and, together with the Term Facility, the “Credit Facilities”), in each case, on the terms and subject to the conditions set forth in the Debt Commitment Letter.

See Section 9—“Source and Amount of Funds.”

The Offer is not conditioned upon Parent and/or Purchaser obtaining third party debt financing; however, Forescout has agreed in the Amended Merger Agreement to take certain actions to assist Parent and Purchaser to obtain third party debt financing.

See Section 11—“The Amended Merger Agreement—Financing”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Purchaser was organized solely for the purpose of engaging in the transactions contemplated by the Original Merger Agreement and the Amended Merger Agreement, including the Offer and the Merger, and, from the date of this Offer until the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price);

•

Parent and Purchaser have received an equity commitment in respect of funds which will be sufficient to purchase all Shares tendered pursuant to the Offer and to consummate the Merger (see Section 9 – “Sources and Amount of Funds”); and

•

Advent is a private equity firm engaged in the purchase, sale and ownership of private equity investments through the Advent Funds and has no business operations other than investing; only the Advent Funds’ commitment to fund the equity commitment as described above and in Section 9—“Source and Amount of Funds” is material to your decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 p.m., Eastern Time, on August 14, 2020, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Amended Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two Nasdaq (as defined below) trading days. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend the Offer beyond its then-scheduled Expiration Date (i) for the minimum period required by any law, any interpretation or position of the SEC, the SEC staff or any rules and regulations of The Nasdaq Global Market (“Nasdaq”) applicable to the Offer or (ii) if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, for up to three (3) additional periods of ten (10) business days per extension (or such longer period as Parent, Purchaser and Forescout may agree) to permit such conditions to be satisfied.

In addition, if, as of the then-scheduled Expiration Date of the last extension period referred to in clause (ii) above, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, we may extend our Offer for one additional period of up to ten (10) business days (or such longer period as may be agreed by the parties) to permit such conditions to be satisfied.

In no event, however, will we be required to, or, without Forescout’s prior written consent, be permitted to, extend the Offer beyond December 23, 2020 (the “Termination Date”) or, if earlier, the termination of the Amended Merger Agreement in accordance with its terms.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Can the Offer be terminated?

Pursuant to the Amended Merger Agreement, unless the Amended Merger Agreement is terminated in accordance with its terms, Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of Forescout.

See Section 11—“The Amended Merger Agreement” for more details on the termination of the Offer.

What will happen if the Amended Merger Agreement is terminated before the Offer is accepted?

If the Amended Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, immediately return, and cause any depositary acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

See Section 11—“The Amended Merger Agreement” for more details on the termination of the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

Have any Forescout stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you are the stockholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such two trading day period.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Date by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the U.S. Securities Exchange Act of 1934, as amended, after September 18, 2020, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such

Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so.

See Section 4—“Withdrawal Rights.”

What does the Forescout Board of Directors think of the Offer?

The Forescout Board has unanimously (i) determined that it is in the best interests of Forescout and its stockholders, and declared it advisable, to enter into the Amended Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions set forth in the Amended Merger Agreement; (ii) approved the execution and delivery of the Amended Merger Agreement by Forescout, the performance by Forescout of its covenants and other obligations in the Amended Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (iii) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (iv) recommended that the Forescout stockholders tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Forescout.”

We expect that a more complete description of the reasons for the Forescout Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”) to be prepared by Forescout and filed with the SEC and mailed to all Forescout stockholders.

Has the Forescout Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Morgan Stanley & Co. LLC (“Morgan Stanley”), the financial advisor to Forescout, rendered to the Forescout Board Morgan Stanley’s oral opinion, subsequently confirmed in writing, that as of July 14, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration of $29.00 per Share in cash, without interest and subject to any applicable withholding taxes, to be received by the holders of Shares (other than Shares that are (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the Effective Time; or (4) held by Forescout stockholders who have properly and validly exercised their statutory rights of appraisal in accordance with Section 262 of the DGCL) pursuant to the Amended Merger Agreement was fair from a financial point of view to such holders of Shares. The full text of Morgan Stanley’s written opinion, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, will be included as an annex to the Schedule 14D-9. Forescout stockholders are urged to read the full text of that opinion carefully and in its entirety.

Do I have to vote to approve the Offer or the Merger?

No. Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If, following the completion of the Offer, the Shares accepted for payment pursuant to the Offer together with the Shares otherwise owned by us or our affiliates equal at least a majority of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Forescout.

See Section 12—“Purpose of the Offer; Plans for Forescout.”

Upon successful consummation of the Offer, will Forescout continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Amended Merger Agreement or any other action by the Forescout stockholders will be required in connection with the Merger. If the Merger takes place, Forescout will no longer be publicly owned or listed. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, unless you exercise appraisal rights in the manner described below, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the Shares, and Forescout will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies.

See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition in the Offer and the other conditions to the Offer and the Merger have been satisfied, then Purchaser will be merged with and into Forescout. If the Minimum Condition is not satisfied, pursuant to the Amended Merger Agreement, we are not required to accept any Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Forescout’s consent. If the Merger takes place, Parent will own all of the Shares, and all remaining Shares outstanding immediately prior to the Effective Time (other than Shares: (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser; or (4) held by Forescout stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and extinguished and automatically into the right to receive $29.00 in cash, without interest and less any applicable withholding taxes.

See the “Introduction,” Section 11—“The Amended Merger Agreement,” Section 12—“Purpose of the Offer; Plans for Forescout—Merger Without a Vote of the Forescout Stockholders” and Section 17—“Appraisal Rights.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or Forescout is under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand, and properly demand, appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value.

Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the Merger (the “Surviving Corporation”) may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series entitled to appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. A copy of Section 262 of the DGCL has been filed as Annex A to Forescout’s Solicitation/Recommendation Statement on Schedule 14D-9.

See Section 17—“Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares: (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser; or (4) held by Forescout stockholders who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the DGCL), will be converted into the right to receive $29.00 in cash, without interest and less any applicable withholding taxes.

Therefore, if the Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that if you tender your Shares, you will be paid earlier and that no appraisal rights will be available. Because the Merger will be effected under Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Amended Merger Agreement or any other action by the Forescout stockholders will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there will no longer be any public trading market for the Shares. Also, Forescout will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies.

See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 14, 2020, the last trading day before the public announcement of the execution of the Amended Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $25.03. On July 17, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $28.90. The Offer Price represents a premium of 8.65% to the closing price of the Shares on October 18, 2019, the last full trading day prior to disclosure by Corvex Management LP and Jericho Capital Asset Management L.P. on October 21, 2019, that they agreed to form a “group” with respect to their respective investments in Forescout and a 15.86% premium to the closing price of the Shares on the last full trading day before the Amended Merger Agreement was executed.

See Section 6—“Price Range of Shares; Dividends.”

Are there any compensation arrangements between Advent and Forescout’s executive officers or other key employees?

As of the date of this Offer to Purchase, no member of Forescout’s current management has entered into any agreement, arrangement or understanding with Advent, Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Nicholas

Noviello has been appointed as Chief Operating Officer of Forescout, effective as of the first business day following commencement of the Offer. Mr. Noviello has acted as an advisor to Advent in connection with the Transactions; however, such arrangement will be terminated upon his appointment as Chief Operating Officer of Forescout. Mr. Noviello is also a Senior Operating Partner of Crosspoint Capital Partners, which has acted as an advisor to Advent in connection with the Transactions.

See Section 12—“Purpose of the Offer; Plans for Forescout.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $29.00 per Share in cash, without interest and less any applicable withholding taxes, promptly following expiration of the Offer.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Amended Merger Agreement provides that, from the date of the Amended Merger Agreement to the Effective Time, except with the prior written consent of Parent, Forescout will not declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock (including the Shares) or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock (including the Shares) or other equity or voting interest (except for cash dividends made by any direct or indirect wholly owned subsidiary of Forescout to Forescout or one of its other wholly owned subsidiaries).

See Section 6—“Price Range of Shares; Dividends.”

What will happen to my equity awards in the Offer and the Merger?

The Offer is made only for Shares and is not made for any options to purchase Shares granted under Forescout’s 2017 Equity Incentive Plan or 2000 Stock Option and Incentive Plan (“Stock Options”) or any other right of any kind to receive Shares or benefits measured in whole or in part by the value of a number of Shares granted under Forescout’s 2017 Equity Incentive Plan or 2000 Stock Option and Incentive Plan or Forescout’s benefit plans (a “Stock-Based Award,” which consist of restricted stock units covering Shares, including performance-based restricted stock units, and which shall not include stock purchase rights under Forescout’s Employee Stock Purchase Plan or Stock Options). If you wish to tender Shares underlying Stock Options, you must first exercise such Stock Options (to the extent exercisable) in accordance with its terms in sufficient time to tender the Shares received upon exercise of such Stock Options pursuant to the Offer.

The Amended Merger Agreement provides that Forescout’s equity awards that are outstanding immediately prior to the Effective Time will be treated in the following manner in connection with the Transactions:

Stock Options. Unless otherwise agreed to between Parent and the applicable holder prior to the Effective Time, at the Effective Time, each Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will accelerate vesting in full and be cancelled and provide its holder a right to receive an amount in cash equal to (1) the excess (if any) of the Offer Price, over the exercise price per share of the Stock Option, multiplied by (2) the total number of Shares then issuable upon exercise in full of the Stock Option. Any Stock Option with an exercise price per share equal to or greater than the Offer Price will be cancelled without any cash payment.

Stock-Based Awards. Unless otherwise agreed to between Parent and the applicable holder prior to the Effective Time, at the Effective Time, each Stock-Based Award outstanding as of immediately prior to the Effective Time, to the extent then vested, or that becomes vested in connection with or as a result of the Transactions (a “Vested Full-Value Award”), will be cancelled and converted into the right to receive an amount in cash equal to (1) the Offer Price (less the purchase price per share, if any, of such Vested Full-Value Award) multiplied by (2) the total number of Shares then subject to the Vested Full-Value Award. Any Stock-Based Awards that vest but are not settled prior to the Effective Time will be treated as Vested Full-Value Awards.

At the Effective Time, each Stock-Based Award outstanding as of immediately prior to the Effective Time that is not a Vested Full-Value Award (an “Unvested Full-Value Award”), will be continued and provide its holder the right to receive an amount equal to (1) the Offer Price (less the purchase price per share, if any, of such Unvested Full-Value Award), multiplied by (2) the total number of Shares then subject to the Unvested Full-Value Award, which amount will be paid either in cash or in stock of the Surviving Corporation or a parent corporation thereof (or a combination thereof), at Parent’s election, and on the same vesting schedule, and subject to the same terms and conditions, as the Unvested Full-Value Award to which it relates. Any Unvested Full-Value Award that is outstanding as of immediately prior to the Effective Time and that had been subject to performance-based vesting with respect to a performance period that ended prior to the Effective Time will be continued as described in the preceding paragraph based on the portion of the Unvested Full-Value Award actually earned based on performance. Any Unvested Full-Value Award that is subject to performance-based vesting with respect to a performance period that would still be in progress as of the Effective Time but for any change in control-related provisions that would end such performance period prior to the Effective Time will be deemed earned in accordance with its terms as in effect on the date of the Original Merger Agreement. To the extent any Unvested Full-Value Award is paid in stock of the Surviving Corporation or a parent corporation thereof, the holder of the Unvested Full-Value Award treated as described above may elect to have the minimum statutory amount of taxes withheld in respect of such payment by withholding a number of otherwise deliverable shares of stock having a value equal to such amount.

Rollover Shares. Under the Amended Merger Agreement, Parent and certain holders of Shares may agree that any such holder will contribute such Shares to Parent or a subsidiary thereof, in exchange for equity interests in such entity following the Offer Acceptance Time and immediately prior to the Effective Time (the Shares agreed to be so contributed pursuant to a definitive agreement between Parent and such holder are referred to herein as “Rollover Shares”). In addition, Parent and certain holders of Stock-Based Awards and/or Stock Options may agree that such Stock-Based Awards and/or Stock Options will convert into equity-based awards of Parent or an affiliate thereof in connection with the consummation of the Merger, and the Stock-Based Awards agreed to be so converted shall also be treated as Rollover Shares.

See Section 11—“The Amended Merger Agreement—Equity Awards; ESPP.”

What will happen to my rights to purchase shares under the ESPP?

From and after the date of the Original Merger Agreement, no further offering period or purchase period will commence pursuant to the ESPP and no participant may increase his or her rate of payroll deductions under the ESPP. The offering period that was in effect as of the date of the Original Merger Agreement ended on May 20, 2020. As of July 15, 2020, no offering period or purchase period is in progress under the ESPP and no purchase rights are outstanding under the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), Forescout will terminate the ESPP.

See Section 11—“The Amended Merger Agreement—Equity Awards; ESPP.”

What are the material United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in

Section 5—“Material United States Federal Income Tax Consequences”). In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Merger and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will generally be treated as a long-term capital gain or loss if you have held the Shares for more than one year. Backup withholding taxes may also apply to the cash payments made pursuant to the Offer or the Merger, unless you comply with certification procedures under the backup withholding rules.

If you are a Non-United States holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger, but you may be subject to backup withholding tax unless you comply with certain certification procedures or otherwise establish a valid exemption from backup withholding tax.

You should consult your tax advisor about the particular United States federal income tax consequences to you relating to the Offer or the Merger in light of your particular circumstances and any consequences arising under United States federal estate, gift and other non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction.

See Section 5—“Material United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (877) 456-3422. Banks and brokers may call at (212) 750-5833.

INTRODUCTION

To the Holders of Shares of Common Stock of Forescout Technologies, Inc.:

Ferrari Merger Sub, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Ferrari Group Holdings, L.P, a Delaware limited partnership (“Parent”) ultimately controlled by Advent International Corporation, a Delaware corporation (“Advent”), hereby offers to purchase for cash any and all outstanding shares of common stock, par value $0.001 per share (each, a “Share”), of Forescout Technologies, Inc., a Delaware corporation (“Forescout”), at a price of $29.00 per Share, without interest and less any applicable withholding taxes (such amount, or any higher amount per share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 p.m., Eastern time (the “Expiration Time”), on August 14, 2020 (the “Expiration Date,” unless extended by Purchaser in accordance with the Amended Merger Agreement, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated July 15, 2020 (as the same may be amended, the “Amended Merger Agreement”), between Parent, Purchaser and Forescout. The Amended Merger Agreement amends and restates that certain Agreement and Plan of Merger, dated February 6, 2020 (the “Original Merger Agreement”), between Parent, Purchaser and Forescout. The Amended Merger Agreement provides that Purchaser will be merged with and into Forescout (the “Merger”) with Forescout continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Amended Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares: (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser; or (4) held by Forescout stockholders who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the DGCL), will be converted into the right to receive $29.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Amended Merger Agreement is more fully described in Section 11—“The Amended Merger Agreement,” which also contains a discussion of the treatment of Forescout equity awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), and Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Following careful consideration, the board of directors of Forescout (the “Forescout Board”) has unanimously: (i) determined that it is in the best interests of Forescout and its stockholders, and declared it advisable, to enter into the Amended Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions set forth in the Amended Merger Agreement; (ii) approved the execution and delivery of the Amended Merger Agreement by Forescout, the performance by Forescout of its covenants and other obligations in the Amended Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (iii) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (iv) recommended that the Forescout stockholders tender their Shares to Purchaser pursuant to the Offer (collectively, the “Forescout Board Recommendation”). A more complete description of the Forescout Board’s reasons for authorizing and approving the Amended Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Forescout’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the Forescout stockholders with this Offer to Purchase.

The Offer is conditioned upon the satisfaction, or waiver by Parent (in accordance with the terms of the Amended Merger Agreement), of the following conditions at the Expiration Time:

(i)

the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Forescout as of the expiration of the Offer or any other Shares acquired by Forescout prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of stock options) (the “Minimum Condition”);

(ii)

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger is in effect, no action will have been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, enforced or deemed applicable to the Offer or the Merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger (the “Governmental Authority Condition”);

(iii)

certain representations and warranties made by Forescout in the Amended Merger Agreement will be true and correct, subject to the materiality and other qualifications set forth in the Amended Merger Agreement (the “Representations Condition”), as further described in Section 15—“Conditions of the Offer”;

(iv)

Forescout will have performed and complied in all material respects with certain covenants and obligations set forth in the Amended Merger Agreement required to be performed and complied with by Forescout at or prior to the Expiration Time (which we refer to as the “Covenants Condition”), as further described in Section 15—“Conditions of the Offer”;

(v)

Parent and Purchaser will have received a certificate of Forescout, validly executed for and on behalf of Forescout and in its name by a duly authorized executive officer of Forescout, certifying that the Representations Condition and the Covenants Condition have been satisfied; and

(vi)	the Amended Merger Agreement will not have been terminated in accordance with its terms (the “No Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Forescout) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law.

Forescout has advised Parent that, as of the close of business on July 13, 2020, there were 49,553,291 Shares issued and outstanding. Assuming that no Shares are issued after July 13, 2020, a minimum of 24,776,646 Shares would need to be validly tendered and not properly withdrawn prior to the Expiration Date in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Amended Merger Agreement provides that, from and after the Effective Time, the parties will take all necessary actions so that the board of directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Effective Time, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified, or until their resignation or removal. From and after the Effective Time, the parties will take all necessary actions so that the officers of Forescout as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly appointed, or until their resignation or removal. Forescout has agreed to take all action necessary to, effective promptly (and in any event no later than one (1) business day) following the commencement of the Offer, appoint Greg Clark as a member of the Forescout Board and designate him as Co-Executive Chairman of the Forescout Board and appoint and hire Nicholas Noviello as Forescout’s Chief Operating Officer. Mr. Clark is a Managing Partner and Mr. Noviello is a Senior Operating Partner of Crosspoint Capital Partners, which has acted as an advisor to Advent in connection with the Transactions. See Section 11—“The Amended Merger Agreement—Officer and Director Appointments” for a more detailed discussion of Forescout’s director and officer appointment obligations.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the time Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) to approve the Merger without the affirmative vote of any other stockholder of Forescout pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Amended Merger Agreement.”

Morgan Stanley & Co. LLC (“Morgan Stanley”), the financial advisor to Forescout, rendered to the Forescout Board Morgan Stanley’s oral opinion, subsequently confirmed in writing, that as of July 14, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration of $29.00 per Share in cash, without interest and subject to any applicable withholding taxes, to be received by the holders of Shares (other than Shares that are (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the Effective Time; or (4) held by Forescout stockholders who have properly and validly exercised their statutory rights of appraisal in accordance with Section 262 of the DGCL) pursuant to the Amended Merger Agreement was fair from a financial point of view to such holders of Shares. The full text of Morgan Stanley’s written opinion, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, will be included as an annex to the Schedule 14D-9. Forescout stockholders are urged to read the full text of that opinion carefully and in its entirety.

Material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Material United States Federal Income Tax Consequences.”

Under the applicable provisions of the Amended Merger Agreement, the Offer and the DGCL, Forescout stockholders will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means August 14, 2020, unless extended by Purchaser, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire. The term “Expiration Time” means the end of the day, one minute after 11:59 p.m., Eastern time, on the Expiration Date.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Conditions of the Offer.”

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date (i) for the minimum period required by any law, any interpretation or position of the U.S Securities and Exchange Commission (“SEC”), the SEC staff or any rules and regulations of The Nasdaq Global Market (“Nasdaq”) applicable to the Offer or (ii) if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, for up to three (3) additional periods of ten (10) business days (or such longer period as may be agreed to by the parties) to permit such conditions of the Offer to be satisfied.

If any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, as of the then-scheduled Expiration Date of the last extension period referred to above, Purchaser may extend the Offer for one additional period of up to ten (10) business days (or such longer period as may be agreed by the parties) to permit such conditions to be satisfied.

In no event, however, will Purchaser be required to, or, without Forescout’s prior written consent, be permitted to, extend its Offer beyond December 23, 2020 (the “Termination Date”) or, if earlier, the termination of the Amended Merger Agreement in accordance with its terms.

Subject to the applicable rules and regulations of the SEC, pursuant to the Amended Merger Agreement, Purchaser has expressly reserved the right, at any time, to (i) increase the Offer Price, (ii) waive any condition of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Forescout) or (iii) otherwise make changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Amended Merger Agreement, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Pursuant to the Amended Merger Agreement, Purchaser may not, however, (a) waive or amend the Minimum Condition, (b) decrease the Offer Price, (c) change the form of consideration to be delivered by Purchaser pursuant to the Offer, (d) decrease the number of Shares sought to be purchased by Purchaser in the Offer, (e) impose conditions or requirements to the Offer in addition to the conditions of the Offer under the Amended Merger Agreement, (f) except as provided by the Amended Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date, (g) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions or (h) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case without the prior written consent of Forescout.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

The Amended Merger Agreement does not permit a subsequent offering period for the Offer without Forescout’s prior written consent.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of, or payment for, Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, promptly after the termination of the Offer or withdrawal of such Shares, Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If the Amended Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, immediately return, and cause any depositary acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Amended Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, we may terminate the Amended Merger Agreement and the Offer. See Section 11—“The Amended Merger Agreement—Termination of the Amended Merger Agreement.”

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the Forescout stockholders in accordance with Section 251(h) of the DGCL. Parent intends to have Purchaser consummate the Merger on the first business day following consummation of the Offer.

Forescout has provided Purchaser with Forescout’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Forescout’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Amended Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals; Litigation.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable, the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed Letter of Transmittal by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Forescout’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion of the amount of any payments made to certain stockholders pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder who is a “U.S. person” as defined in the instructions to the IRS Form W-9 must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, certain corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to United States federal backup withholding (currently imposed at a rate of 24%). All stockholders surrendering Shares pursuant to the Offer who are U.S. persons must complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each stockholder who is not such a U.S. person must submit an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary or from the IRS website at: http://www.irs.gov/w8) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after September 18, 2020, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a controlled foreign corporation or passive foreign investment company;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	a government organization;

•	a person holding Shares through a partnership or other entity or arrangement classified as a partnership or disregarded entity for United States federal income tax purposes, including S corporations;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person who received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person who holds Shares as “qualified small business stock” within the meaning of Section 1202 or Section 1045 of the Code;

•	a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code);

•	a person who is deemed to sell Shares under the constructive sale provisions of the Code;

•	an accrual method taxpayer subject to Section 451(b) of the Code;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	certain former citizens and long-term residents of the United States; or

•	holders that do not tender Shares in the Offer and properly exercise appraisal rights under the DGCL in connection with the Merger.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Important Note: If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax and social insurance consequences that may apply to you.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (A) (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) it was in existence on August 20, 1996 and has a valid election in effect under applicable United States treasury regulations to be treated as a United States person.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to United States federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must calculate gain or loss separately with respect to each such block of Shares.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger generally will be subject to backup withholding tax at the applicable rate (currently 24%) unless the applicable United States holder or other payee provides its valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder who is a “U.S. person” (as defined in the instructions to IRS Form W-9) should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” United States holders who fail to furnish a taxpayer identification number in the manner required may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

Non-United States Holders

The following is a summary of material United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, that is not a United States holder or a partnership for United States federal income tax purposes.

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from United States federal income tax unless:

•

the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-United States holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Forescout is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the five years preceding the sale, and certain exceptions do not apply.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale as if it were a United States holder. In addition, if a Non-United States holder described in the first bullet point above is a non-U.S. corporation for United States federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed United States federal income tax returns with respect to such losses.

Forescout has not been, is not and does not anticipate becoming a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time) for United States federal income tax purposes. In the event Forescout is or becomes a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time), provided that our common stock is regularly traded, as defined by applicable United States treasury regulations, on an established securities market, Shares will be treated as “United States real property interests,” subject to United States federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than 5% of the Shares during the shorter of the five year period ending on date of the Offer Acceptance Time (or, if applicable, the Effective Time), or period that the Non-United States holder held the Shares.

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax (currently imposed at a rate of 24%) with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” IRS Forms W-8 are available for download from the IRS website at: http://www.irs.gov/w8.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each Non-United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER (OR THE EXERCISE OF APPRAISAL RIGHTS) ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6.	Price Range of Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “FSCT.” Forescout has advised Parent that, as of the close of business on July 13, 2020, 49,553,291 Shares were outstanding. The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ended December 31, 2018
First Quarter	$37.79	$26.85
Second Quarter	$37.81	$29.08
Third Quarter	$40.96	$31.66
Fourth Quarter	$38.21	$22.01

Year Ended December 31, 2019
First Quarter	$46.43	$24.24
Second Quarter	$44.06	$29.87
Third Quarter	$39.69	$32.71
Fourth Quarter	$40.06	$23.95

Year Ending December 31, 2020
First Quarter	$34.70	$20.66
Second Quarter	$32.68	$18.10
Third Quarter (through July 17, 2020)	$28.96	$21.07

On July 14, 2020, the last trading day before the public announcement of the execution of the Amended Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $25.03. On July 17, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $28.90. The Offer Price represents a premium of 8.65% to the closing price of the Shares on October 18, 2019, the last full trading day prior to disclosure by Corvex Management LP and Jericho Capital Asset Management L.P. on October 21, 2019, that they agreed to form a “group” with respect to their respective investments in Forescout and a 15.86% premium to the closing price of the Shares on the last full trading day before the Amended Merger Agreement was executed.

Since its initial public offering, Forescout has never declared or paid cash dividends on its common stock. The Amended Merger Agreement provides that, from the date of the Amended Merger Agreement to the Effective Time, except with the prior written consent of Parent, Forescout will not declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock (including the Shares) or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock (including the Shares) or other equity or voting interest (except for cash dividends made by any direct or indirect wholly owned subsidiary of Forescout to Forescout or one of its other wholly owned subsidiaries).

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

7.	Certain Information Concerning Forescout.

Except as specifically set forth herein, the information concerning Forescout contained in this Offer to Purchase has been taken from or is based upon information furnished by Forescout or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Forescout’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Forescout and its business has been taken from Forescout’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Forescout was incorporated in the State of Delaware and commenced operations in April 2000. Forescout completed its initial public offering in October 2017 and its common stock is listed on Nasdaq. Forescout’s principal executive offices are located at 190 West Tasman Drive, San Jose, California 95134. Forescout’s main telephone number is (408) 213-3191. Forescout’s website address is located at www.Forescout.com, and its investor relations website is located at http://investors.Forescout.com/investorrelations.

Forescout designs, develops, and markets device visibility, control, and orchestration software that helps organizations gain complete situational awareness of all devices in their interconnected environment and orchestrate actions to mitigate both their cyber and operational risk. Forescout offers its solution across two product groups: (i) products for visibility and control capabilities, and (ii) products for orchestration capabilities.

Forescout’s products for visibility and control capabilities consist of eyeSight, eyeSegment, eyeControl, and SilentDefense. eyeSight, eyeSegment, and eyeControl provide for visibility and control capabilities across the extended enterprise, from campus to data center to hybrid cloud to operational technology (“OT”) devices, while SilentDefense provides for visibility and control capabilities deeper within the OT portion of the network. Forescout’s products for orchestration capabilities are comprised of its portfolio of eyeExtend family of products.

Forescout offers its solution across two product types: (i) software products and (ii) hardware products. Forescout’s software products include eyeSight, eyeSegment, eyeControl, eyeExtend, SilentDefense, and SilentDefense Command Center (“Software Products”). Forescout’s hardware products include hardware that is sold separately for use with Forescout’s Software Products and appliances that are embedded with Forescout’s software (“Hardware Products”).

Forescout sells its Software Products, Hardware Products, support and maintenance contracts, and professional services to end-customers through distributors and resellers, who are supported by Forescout’s sales and marketing organization, and to a lesser extent directly to end-customers.

Available Information. The Shares are registered under the Exchange Act. Forescout is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Forescout’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Forescout’s securities, any material interests of such persons in transactions with Forescout, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Forescout’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available free of charge at the SEC’s website at www.sec.gov. Forescout also maintains a website at www.Forescout.com. The information contained in, accessible from or connected to Forescout’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Forescout’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent was formed on January 31, 2020, solely for the purpose of engaging in the transactions contemplated by Original Merger Agreement and the Amended Merger Agreement, and has not engaged in any business activities other than as incidental to its formation and in connection with the transactions contemplated by the Original Merger Agreement and the Amended Merger Agreement and arranging of the equity financing and any debt financing in connection with such transactions, including the Offer and the Merger.

Purchaser is a subsidiary of Parent and was formed on January 31, 2020, solely for the purpose of engaging in the transactions contemplated by the Original Merger Agreement and the Amended Merger Agreement. Purchaser has not engaged in any business activities other than as incidental to its formation and in connection with the transactions contemplated by the Original Merger Agreement and the Amended Merger Agreement and arranging of the equity and any debt financing in connection with such transactions, including the Offer and the Merger. Upon completion of the Merger, Purchaser will cease to exist and Forescout will continue as the Surviving Corporation.

Parent is the sole shareholder of Ferrari Parent, Inc., a Delaware corporation (“Ferrari Parent”), which is the sole shareholder of Ferrari Intermediate, Inc., a Delaware corporation (“Ferrari Intermediate”), which is the sole shareholder of Purchaser. The general partner of Parent is Ferrari Group Holdings GP, LLC, a Delaware limited liability company (“Parent GP,” and together with Purchaser, Ferrari Intermediate, Ferrari Parent and Parent, the “Advent Ferrari Entities”). The sole member of Parent GP is Advent.

Advent is one of the largest and most experienced global private equity firms, which has invested in over 350 private equity investments across 41 countries since 1989. As of March 31, 2020, Advent had $48.6 billion in assets under management.

The principal executive offices of each of the Advent Ferrari Entities and Advent are located at c/o Advent International Corporation, 800 Boylston Street, Boston, Massachusetts 02199, and its telephone number is (617) 951-9400.

Parent and Purchaser are each affiliated with funds managed or advised by Advent (the “Advent Funds”). In connection with the transactions contemplated by the Amended Merger Agreement, the Advent Funds have severally and not jointly committed to capitalize Parent at the Effective Time with an equity contribution in an aggregate amount of up to $1.6 billion, on the terms and subject to the conditions set forth in an Equity Commitment Letter. This amount, which will be decreased to the extent of any proceeds provided to Parent from the committed debt financing described below, will be used, together with any such debt financing, to fund a portion of the aggregate Offer Price, the aggregate Merger Consideration and the other payments contemplated by the Amended Merger Agreement (in each case, pursuant to certain terms and conditions as described further in Section 9—“Source and Amount of Funds”).

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Advent, Parent, Purchaser and the other Advent Ferrari Entities are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Advent, Parent, Purchaser, the other Advent Ferrari Entities or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Amended Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Advent, Parent, Purchaser, the other Advent Ferrari Entities or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of such persons or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Advent, Parent, Purchaser, the other Advent Ferrari Entities or, to the best knowledge of their knowledge, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Amended Merger Agreement or as otherwise described in this Offer to Purchase, none of Advent, Parent, Purchaser, the other Advent Ferrari Entities or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Forescout (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, as of the date hereof, none of Advent, Parent, Purchaser, the other Advent Ferrari Entities or, to the best knowledge of their knowledge, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Forescout or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, as of the date hereof, there have been no material contacts, negotiations or transactions between Advent, Parent, Purchaser, the other Advent Ferrari Entities or any of their subsidiaries or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Forescout or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available free of charge at the SEC’s website at www.sec.gov.

9.	Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

We estimate that we will need approximately $1.6 billion for the payment of the aggregate Offer Price, aggregate Merger Consideration, the repayment of all obligations under Forescout’s existing credit agreement and the payment of all related fees and expenses, which will be funded with the proceeds of committed equity and debt financing, as further described below.

Equity Financing. Parent has received the Equity Commitment Letter, pursuant to which the Advent Funds have committed to contribute to Parent at the closing of the Merger (the “Closing”) an amount of cash consideration up to $1.6 billion to purchase equity securities of Parent solely for the purpose of funding the amounts required to be paid by Parent or Purchaser under the Amended Merger Agreement on the date of Closing (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). The funding of the Equity Financing is subject to satisfaction of all of the conditions of the Offer set forth in the Amended Merger Agreement, including the Minimum Condition, and the satisfaction, or waiver by Forescout, Parent or Purchaser, as applicable, of all conditions precedent set forth in Section 7.1 of the Amended Merger Agreement to such party’s obligations to consummate the Merger. The amount of the equity commitment will be decreased to the extent of any proceeds provided to Parent pursuant to the committed debt financing described below.

The Advent Funds’ obligation to fund its equity commitment will terminate immediately upon the earliest of (i) the Closing in accordance with the terms of the Amended Merger Agreement, including the payment by Parent and Purchaser of all amounts contemplated under the Amended Merger Agreement, (ii) the valid termination of the Amended Merger Agreement in accordance with its terms, (iii) the funding in full by the Advent Funds of their equity commitments pursuant thereto, (iv) full satisfaction of the Guaranteed Obligations

(as defined in the Limited Guarantee (as defined below)) to the extent such amounts actually become payable under the Limited Guarantee and (v) the date of commencement of any Claim (as defined in the Limited Guarantee) prohibited by the Limited Guarantee by Forescout or certain related parties.

Forescout is a third party beneficiary of the rights granted to Parent under the Equity Commitment Letter and may enforce the Equity Commitment Letter pursuant to Forescout’s right to specific performance of Parent’s obligation to enforce the Advent Funds’ obligation to fund the Equity Financing pursuant to, and subject to, and solely in accordance with the terms and conditions of the Amended Merger Agreement and the Equity Commitment Letter, without a requirement that such enforcement be at the direction of Parent.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Debt Financing. Pursuant to the Debt Commitment Letter, certain of the Debt Financing Sources have severally and not jointly committed (1) to provide to Purchaser substantially concurrently with the Effective Time the Term Facility; and (2) to make available to Purchaser the Revolving Facility, in each case, on the terms and subject to the conditions set forth in the Debt Commitment Letter. The Term Facility will have a term of six years from the Effective Time. The Revolving Facility will have a term of five years from the Effective Time.

The loans under the Credit Facilities will bear interest at a rate per annum equal to, at the election of the Borrower, (a) adjusted base rate (calculated in a customary manner, the “ABR”) plus the Applicable Margin (as defined below) or (b) the eurodollar rate (calculated in a customary manner, but in any event subject to a “floor” of 1.00%, the “Eurodollar Rate”) plus the Applicable Margin.

“Applicable Margin” means (a) initially and for a period ending not earlier than the first anniversary of the Effective Time and not later than January 1, 2024 (the date on which such period ends (as may be elected by the Borrower if prior to January 1, 2024, but subject, in the case of any election to end such period prior to January 1, 2024, to compliance with certain conditions), the “Conversion Date”), (i) 7.50% per annum in the case of loans that bear interest at ABR and (ii) 8.50% per annum in the case of loans that bear interest at the Eurodollar Rate; provided, that with respect to any interest payment in respect of loans borrowed under the Term Facility (“Term Loans”), from the Effective Time until the last day of the twelfth full fiscal quarter after the Effective Time, the Borrower may elect (such election, a “PIK Election”) to pay all or a portion of the Applicable Margin component of the interest due on the Term Loans in kind by adding such amounts so elected to the aggregate outstanding principal balance of such Term Loans; provided, further, that in the event that a PIK Election is made, the Applicable Margin, solely with respect to the portion of interest that is paid in kind, shall be (a) 8.50% per annum in the case of such Term Loans that bear interest at ABR and (ii) 9.50% per annum in the case of such Term Loans that bear interest at the Eurodollar Rate; and (b) on and after the Conversion Date, 6.25% per annum in the case of loans that bear interest at ABR and (ii) 7.25% per annum in the case of loans that bear interest at the Eurodollar Rate, subject to further stepdowns of the Applicable Rate after the Conversion Date in certain circumstances as set forth in the Debt Commitment Letter.

The Credit Facilities will be secured by a perfected first priority security interest in substantially all assets (subject to customary exceptions) of Ferrari Intermediate, Purchaser, Forescout and each of Forescout’s direct and indirect wholly owned domestic subsidiaries (subject to customary exceptions).

The obligation of the Debt Financing Sources to provide the Credit Facilities is subject to certain conditions, including the following:

(i)	the execution and delivery of definitive loan, guaranty and security documentation for the Credit Facilities and the delivery of customary closing documents;

(ii)	the substantially concurrent closing of the Offer and the Merger in accordance with the Amended Merger Agreement (without giving effect to any amendment, waiver or consent by Parent or Purchaser or any affiliate of the foregoing that is materially adverse to the interests of the Debt Financing Sources without the consent of the Debt Financing Sources (such consent not be unreasonably withheld, conditioned or delayed));

(iii)	the substantially concurrent funding of the equity contribution and the substantially concurrent repayment of all obligations under, and termination of, Forescout’s existing credit agreement;

(iv)	the substantially concurrent funding of, or provision for future funding of, additional equity commitments as may be necessary to satisfy certain post-closing obligations of the Surviving Corporation;

(v)	the delivery of customary financial statements, including a customary pro forma balance sheet;

(vi)	subject to customary limitations, the perfection of security interests in specified collateral; and

(vii)

the payment of fees required to be paid to the Debt Financing Sources in connection with the debt financing and reimbursement of out-of-pocket expenses of the Debt Financing Sources that are required to be reimbursed pursuant to the Debt Commitment Letter.

Purchaser currently intends that cash generated by the Surviving Corporation and its subsidiaries’ operations will repay the debt financing contemplated by the Debt Commitment Letter in the ordinary course of business and has no current plans or arrangements to refinance the Credit Facilities.

The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein are qualified by reference to the full text of the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and which is incorporated herein by reference.

Concurrently with the execution and delivery of the Amended Merger Agreement, the Advent Funds executed and delivered to Forescout a limited guarantee (the “Limited Guarantee”) in favor of Forescout guaranteeing the due, punctual and complete payment of certain of the liabilities and obligations of Parent or Purchaser under the Amended Merger Agreement, subject to an aggregate cap equal to $97,256,534, plus amounts in respect of certain reimbursement obligations of Parent and Purchaser for certain costs, expenses or losses incurred or sustained by Forescout, as specified in the Amended Merger Agreement, subject to an aggregate cap equal to $250,000.

Subject to specified exceptions, the Limited Guarantee will terminate upon the earliest of:

•	the Effective Time in accordance with the terms of the Amended Merger Agreement;

•

the valid termination of the Amended Merger Agreement by mutual written consent of Parent and Forescout, or under circumstances in which Parent and Purchaser would not be obligated to pay the reverse termination fee under the Amended Merger Agreement;

•

two (2) months following the date on which the Amended Merger Agreement is validly terminated in accordance with its terms and any portion of the obligations under the Limited Guarantee is payable (except that any claim for payment of any of the obligations under the Limited Guarantee presented by Forescout to Parent, Purchaser or the Advent Funds during such two (2) month period will survive such termination until finally resolved);

•	performance of the payment obligations under the Limited Guarantee; and

•	the date of commencement of any claim by Forescout or any related party prohibited by the terms of the Limited Guarantee.

10.	Background of the Offer; Past Contacts or Negotiations with Forescout.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Original Merger Agreement and the Amended Merger Agreement. This chronology does not purport to catalogue every conversation between (i) the Forescout Board or its committees and Forescout’s representatives, and (ii) Advent and its representatives. Other than as described below, there have been no material contacts between Forescout and Advent in the two years leading up to the signing of the Original Merger Agreement or the Amended Merger Agreement. For a review of Forescout’s additional activities relating to the signing of the Original Merger Agreement and the Amended Merger Agreement, please refer to Forescout’s Schedule 14D-9. The information set forth below regarding Forescout not involving Parent or Purchaser was provided by Forescout.

In early November 2019, Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to Forescout, contacted Advent regarding the potential acquisition by Advent of Forescout. Throughout November 2019 and into early December 2019, Morgan Stanley arranged meetings and calls between members of Forescout management and representatives of Advent to review Forescout’s business and historical and projected operating and financial results.

On November 14, 2019, Forescout and Advent entered into a confidentiality agreement, which contained a standstill provision but did not prohibit Advent from making non-public acquisition proposals to Forescout.

On November 20, 2019, Morgan Stanley provided a preliminary draft of the Target Plan (as defined under the section captioned “The Merger—Financial Forecasts” in Forescout’s definitive proxy statement for its special meeting of stockholders in connection with the Original Merger Agreement, filed with the SEC on March 24, 2020 (the “Forescout Proxy Statement”), which is incorporated into the Schedule 14D-9) to Advent.

On December 16, 2019, Advent submitted to Forescout a preliminary, nonbinding written indication of interest concerning its interest in pursuing an acquisition of Forescout for $38.00 to $41.00 per Share in cash.

On December 20, 2019, Forescout opened an online data room containing due diligence information. Advent was provided access to the data room.

On January 8, 2020, the Strategic Committee of the Forescout Board (the “Strategic Committee”) authorized Advent to begin contacting potential debt financing sources in order to allow these parties to conduct additional work in support of a possible acquisition of Forescout. At Advent’s request, the Strategic Committee also authorized Advent to contact certain potential co-investors concerning their interest in partnering with Advent on an acquisition of Forescout.

On January 15, 2020, a draft of the Original Merger Agreement was posted to Forescout’s online data room and made available to Advent.

On January 22, 2020, Morgan Stanley sent a letter to Advent requesting comments to the draft of the Original Merger Agreement by January 28, 2020, and a final acquisition proposal by January 31, 2020.

On January 29, 2020, Advent provided a revised draft of the Original Merger Agreement from Advent, which removed the “go-shop” provision.

On January 31, 2019, a representative of Advent informed Morgan Stanley that Advent required more time to make its final proposal given work that it and its financing sources needed to do to review and analyze the Alternate Plan (as defined under the section of the Forescout Proxy Statement captioned “The Merger—Financial Forecasts”). As such, the Strategic Committee, in consultation with Morgan Stanley, agreed to move the deadline for Advent’s final acquisition proposal to February 3, 2020.

On February 1, 2020, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), outside legal counsel to Forescout, on behalf of Forescout, provided a revised draft of the Original Merger Agreement to representatives of Advent. Consistent with the direction of the Strategic Committee, the revised draft, among other things, reinserted the “go-shop” provision and made a new proposal for the amount of the termination fee payable by Forescout in order to accept a superior acquisition proposal from a third party after entry into the Original Merger Agreement with the successful bidder.

On February 3, 2020, Advent provided a revised proposal to acquire Forescout for $32.00 per Share in cash. This proposal was accompanied by a revised draft of the Original Merger Agreement and the accompanying drafts of the equity commitment letter and limited guarantee. We refer to such original equity commitment letter and limited guarantee as the “Original Equity Commitment Letter” and the “Original Limited Guarantee,” respectively. Among other things, Advent’s proposed revisions to the draft of the Original Merger Agreement included the removal of the “go-shop” provision but accepted Forescout’s proposal related to the amount of the termination fee payable by Forescout in order to accept a superior acquisition proposal from a third party after entry into the Original Merger Agreement with Advent.

Throughout February 4, 2020, representatives of Morgan Stanley spoke with representatives of Advent. Advent ultimately revised its acquisition proposal to $33.00 per Share in cash with a 30-day “go-shop” period.

Throughout February 4, 2020, and February 5, 2020, representatives of each of Wilson Sonsini and Ropes & Gray LLP (“Ropes & Gray”), outside legal counsel to Advent, negotiated the terms of the Original Merger Agreement and the related disclosure letter, the Original Limited Guarantee, the Original Equity Commitment Letter and the debt commitment letter.

Early on February 6, 2020, before the opening of trading of Shares on Nasdaq, the Original Merger Agreement was signed by Forescout, Parent and Purchaser, and Forescout publicly disclosed entry into the Original Merger Agreement.

On March 23, 2020, Forescout filed the Forescout Proxy Statement with the SEC.

On April 20, 2020, Forescout received a letter from Parent in which Parent expressed concern about deteriorations in the performance and prospects of Forescout’s business. The letter also stated that Parent was reviewing Forescout’s business, operations, future prospects and financial condition in order to assess whether the conditions to closing provided in the Original Merger Agreement would be met. To that end, Parent formally requested certain financial and operational information regarding Forescout’s business.

On April 23, 2020, Forescout stockholders, at a special meeting of stockholders, approved the merger and the other transactions contemplated by the Original Merger Agreement.

Throughout the remainder of April 2020 and into the first half of May 2020, Forescout and Advent continued to work toward closing the acquisition of Forescout by Advent pursuant to the terms of the Original Merger Agreement. Representatives of Forescout (including members of Forescout management) and Advent also held telephonic and video discussions regarding Forescout’s business and financial condition, as well as the information requests in Parent’s letter of April 20, 2020.

On May 15, 2020, Parent informed Forescout by letter that Parent had concluded that certain closing conditions provided in the Original Merger Agreement could not be met, and that as a result Parent would not consummate the acquisition of Forescout pursuant to the terms of the Original Merger Agreement on May 18, 2020, as scheduled. In its letter, Parent described its concerns about Forescout’s financial condition in light of Forescout’s results for the first quarter of 2020.

Following delivery of the May 15 letter, and continuing until May 19, 2020, members of the Strategic Committee, members of Forescout management and representatives of Morgan Stanley spoke with representatives of Advent in an effort to find a resolution that would result in Advent consummating an acquisition of Forescout.

On May 18, 2020, Forescout publicly announced that Forescout and Advent were engaged in ongoing discussions regarding timing to close and the terms of the Original Merger Agreement.

On May 19, 2020, representatives of each of Forescout and Morgan Stanley discussed with representatives of Advent the concept of, and various indicative terms for, a “seller note” pursuant to which Forescout’s stockholders would provide the debt financing that Advent had contemplated using in order to consummate the merger contemplated by the Original Merger Agreement.

On May 20, 2020, Forescout publicly announced that Forescout had commenced the Merger Litigation (as defined below).

Following commencement of the Merger Litigation, the parties engaged in expedited litigation, including discovery, based on a trial date set by the court of July 20, 2020.

Also following the commencement of the Merger Litigation and until the signing of the Amended Merger Agreement, members of Forescout management and representatives of Morgan Stanley spoke with representatives of Advent on numerous occasions in an effort to find a resolution that would result in Parent completing an acquisition of Forescout. At various times, these conversations involved the discussion of (1) different per Share prices (all representing values to Forescout stockholders that were less than the $33.00 per Share in cash contemplated by the Original Merger Agreement); (2) transaction structures (including structures where Forescout stockholders would provide “seller financing” to Parent in the form of a security to be issued to Forescout stockholders as partial consideration for the acquisition of their Shares); and (3) other ways that the parties could resolve their dispute.

On May 27, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to invest $300 million in Forescout.

On May 28, 2020, representatives of Morgan Stanley spoke with representatives of Advent regarding alternative transaction structures, including a structure where, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent would acquire Forescout for per Share consideration composed of a combination of $23.00 in cash and a “seller note” with a notional value of $10.00.

On May 30, 2020, Parent and Purchaser filed an answer and counterclaim in the Merger Litigation in which they alleged, among other things, that certain closing conditions in the Original Merger Agreement had not been met, and sought relief that included a declaration that Parent was not obligated to proceed with the acquisition of Forescout as provided in the Original Merger Agreement.

On June 1, 2020, Advent proposed two alternative transactions, each in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement: (1) the investment of $700 million in Forescout; and (2) an acquisition of Forescout for per Share consideration composed of a combination of $23.00 in cash and a contingent value right with a value of up to $7.00 depending on Forescout’s performance following its acquisition by Advent.

On June 18, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $25.00 per Share in cash through a tender offer.

On June 19, 2020, Morgan Stanley, at the instruction of the Strategic Committee, informed Advent that Forescout sought a renegotiated transaction that valued Forescout at $31.00 per Share, and that the Strategic Committee was willing to consider the per Share consideration being composed of a combination of $27.00 in cash and a “seller note” with a notional value of $4.00.

On June 20, 2020, Advent rejected Forescout’s proposal and responded with a counterproposal to acquire Forescout, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, for $26.00 per Share in cash through a tender offer.

On June 22, 2020, Advent reiterated its proposal, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, to acquire Forescout for $26.00 per Share in cash through a tender offer. In the alternative, Advent proposed an acquisition of Forescout for per Share consideration composed of a combination of $23.00 in cash and a “seller note” with a notional value of $5.00.

On June 24, 2020, representatives of Morgan Stanley spoke with representatives of Advent regarding alternative transaction structures.

On June 26, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire 60 percent of the outstanding Shares for $27.00 per Share in cash through a tender offer.

On July 1, 2020, Forescout provided Advent with certain preliminary information regarding the results of Forescout’s second quarter of 2020.

On July 3, 2020, representatives of Morgan Stanley spoke with representatives of Advent about Forescout’s second quarter of 2020 performance and potential alternative transaction structures.

On July 5, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $27.00 per Share in cash through a tender offer.

Later on July 5, 2020, at the instruction of the Strategic Committee, Morgan Stanley informed Advent that Forescout sought a renegotiated transaction that valued Forescout at close to $30.00 per Share in cash with the highest possible level of closing certainty.

On July 8, 2020, members of Forescout management and representatives of Morgan Stanley spoke with representatives of Advent to provide details regarding Forescout’s preliminary results for the second quarter of 2020.

On July 10, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $28.00 per Share in cash through a tender offer.

On July 11, 2020, Morgan Stanley, at the instruction and on behalf of the Strategic Committee, made a proposal to Advent for an all-cash tender offer with a value of at least $29.00 per Share in cash and limited closing conditions (in order to provide the highest possible level of closing certainty).

Later on July 11, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $29.00 per Share in cash through a tender offer with limited closing conditions that would be commenced promptly. The proposal also contemplated the entry into the Settlement Agreement at the same time that the definitive acquisition documents were entered into.

Throughout July 13, 2020, and July 14, 2020, representatives of each of Wilson Sonsini and Ropes & Gray negotiated the terms of the Amended Merger Agreement and the related disclosure letter, the Limited Guarantee and the Equity Commitment Letter. The focus of these negotiations was on ensuring limited closing conditions to the Transactions in order to provide a high level of closing certainty to Forescout. As part of these negotiations, Advent agreed to provide an “equity backstop” such that the Advent Funds would commit, pursuant to the Equity Commitment Letter, to provide all funds necessary in connection with the acquisition of Shares and Forescout Stock-Based Awards in connection with the Transactions.

Early on July 15, 2020, before the opening of trading of the Shares on Nasdaq, the Amended Merger Agreement was signed by Forescout, Parent and Purchaser, and Forescout and Advent publicly disclosed the entry into the Amended Merger Agreement. Contemporaneous with signing the Amended Merger Agreement, Forescout, Parent and Purchaser also signed the Settlement Agreement to settle and dismiss with prejudice all claims and defenses in the Merger Litigation.

On July 20, 2020, Parent commenced the Offer.

Settlement Agreement.

Concurrently with the execution of the Amended Merger Agreement, Forescout, Parent and Purchaser entered into a settlement agreement (the “Settlement Agreement”) in respect of the action commenced by Forescout, on May 19, 2020, in the Delaware Court of Chancery captioned Forescout Technologies, Inc. v. Ferrari Group Holdings, L.P., et al., C.A. No. 2020-0385-SG (the “Merger Litigation”), pursuant to which the parties have agreed to release their respective claims made in connection with that litigation. See Section 16—“Certain Legal Matters; Regulatory Approvals; Litigation.”

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Amended Merger Agreement and the other agreements between Forescout and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds” and Section 11—“The Amended Merger Agreement.”

11.	The Amended Merger Agreement.

The following summary of certain provisions of the Amended Merger Agreement and all other provisions of the Amended Merger Agreement discussed herein are qualified by reference to the Amended Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Amended Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Amended Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Amended Merger Agreement. The Amended Merger Agreement amends and restates the Original Merger Agreement, a copy of which is filed as Exhibit (d)(5) to the Schedule TO.

The representations, warranties, covenants and agreements described below and included in the Amended Merger Agreement (1) were made only for purposes of the Amended Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Amended Merger Agreement, except as further described below; (3) may be subject to important qualifications, limitations and supplemental information agreed to by Forescout, Parent and Purchaser in connection with negotiating the terms of the Amended Merger Agreement; and (4) may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC and in some cases were qualified by confidential matters disclosed to Parent and Purchaser by Forescout in connection with the Amended Merger Agreement. In addition, the representations and warranties may have been included in the Amended Merger Agreement for the purpose of allocating contractual risk between Forescout and Parent and Purchaser rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Further, the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Amended Merger Agreement may have the right not to consummate the Offer if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Forescout stockholders are not generally third-party beneficiaries under the Amended Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Forescout, Parent or Purchaser or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Amended Merger Agreement. None of the representations and warranties will survive the closing of the Merger, and, therefore, they will have no legal effect under the Amended Merger Agreement after the Effective Time. In addition, you should not rely on the covenants in the Amended Merger Agreement as actual limitations on the respective businesses of Forescout, Parent and Purchaser because the parties may take certain actions that are either expressly permitted in the confidential disclosure letter to the Amended Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Amended Merger Agreement is described below, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide you with any other factual information regarding Forescout, Parent, Purchaser or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Amended Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in Forescout’s filings with the SEC regarding Forescout and its business.

The Offer

The Amended Merger Agreement provides that Purchaser will commence the Offer as promptly as reasonably practicable after the date of the Amended Merger Agreement (but in no event later than July 20, 2020). Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer, accept for payment at the Offer Acceptance Time and thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. If the Offer is consummated, each Forescout stockholder will receive the Offer Price for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Date, without interest thereon and subject to deduction for any withholding taxes, net to such stockholder in cash. The Offer is initially scheduled to expire at the end of the day, one minute after 11:59 p.m., Eastern time, on August 14, 2020, but may be extended and re-extended as described below.

Subject to the applicable rules and regulations of the SEC, pursuant to the Amended Merger Agreement, Purchaser has expressly reserved the right, at any time, to (i) increase the Offer Price, (ii) waive any condition of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Forescout) or (iii) to otherwise make changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Amended Merger Agreement, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Pursuant to the Amended Merger Agreement, Purchaser may not, however, (a) waive or amend the Minimum Condition, (b) decrease the Offer Price, (c) change the form of consideration to be delivered by Purchaser pursuant to the Offer, (d) decrease the number of Shares sought to be purchased by Purchaser in the Offer, (e) impose conditions or requirements to the Offer in addition to the conditions of the Offer under the Amended Merger Agreement, (f) except as provided by the Amended Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date, (g) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions or (h) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, in each case without the prior written consent of Forescout.

Extensions of the Offer

The Amended Merger Agreement provides that Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date for the minimum period required by any law, any interpretation or position of the SEC, the SEC staff or any rules and regulations of Nasdaq applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Exchange Act in respect of any change in the Offer Price).

Subject to Parent’s and Forescout’s termination rights under the Amended Merger Agreement, if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date for up to three (3) additional periods of ten (10) business days (or such longer period as may be agreed to by the parties) to permit such conditions of the Offer to be satisfied.

If any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, as of the then-scheduled Expiration Date of the last extension period referred to above, Purchaser may extend the Offer for one additional period of up to ten (10) business days (or such longer period as may be agreed by the parties), to permit such conditions to be satisfied.

In no event, however, will Purchaser be required to, or, without Forescout’s prior written consent, be permitted to, extend its Offer beyond the Termination Date or, if earlier, the termination of the Amended Merger Agreement in accordance with its terms, the provisions of which are summarized under “—Termination.”

Termination of the Offer

The Amended Merger Agreement provides that Purchaser may not, and Parent will not cause Purchaser to, terminate or withdraw the Offer prior to the Expiration Date without the prior written consent of Forescout, except in the event that the Amended Merger Agreement is terminated pursuant to its terms. In the event that the Amended Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent will cause Purchaser to) immediately and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares.

Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers

The Amended Merger Agreement provides that as promptly as practicable after the consummation of the Offer, Purchaser will be merged with and into Forescout, with Forescout continuing as the Surviving Corporation in the Merger and as an indirect wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Amended Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth therein. If the Offer is consummated, Parent intends to have Purchaser consummate the Merger on the first business day after the consummation of the Offer. The Merger will be governed by, and effected pursuant to, Section 251(h) of the DGCL.

At the Effective Time, all of the property, rights, privileges, powers and franchises of Forescout and Purchaser will vest in the Surviving Corporation and all of the debts, liabilities and duties of Forescout and Purchaser will become the debts, liabilities and duties of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of Forescout as the Surviving Corporation will be amended and restated in its entirety to be substantially identical to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, and the bylaws of Forescout as the Surviving Corporation will be amended and restated in its entirety to conform to the bylaws of Purchaser, as in effect immediately prior to the Effective Time, in each case, until thereafter amended.

From and after the Effective Time, the parties will take all necessary actions so that the board of directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified, or until their resignation or removal. From and after the Effective Time, the parties will take all necessary actions so that the officers of Forescout as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly appointed, or until their resignation or removal.

Merger Consideration

Common Stock

Upon the terms and subject to the conditions of the Amended Merger Agreement, at the Effective Time, each Share (other than Shares: (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser; or (4) held by Forescout stockholders who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive the an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes (or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the terms of the Amended Merger Agreement).

At the Effective Time, each Share that is (1) held by Forescout as treasury stock, (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity, or (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser will be cancelled and extinguished without any payment therefor.

At the Effective Time, each Share of Purchaser outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and each certificate representing ownership of such Shares of Purchaser will thereafter represent ownership of shares of common stock of the Surviving Corporation.

Equity Awards; ESPP

The Amended Merger Agreement provides that Forescout’s equity awards that are outstanding immediately prior to the Effective Time will be treated in the following manner in connection with the Transactions:

Treatment of Stock Options

Unless otherwise agreed to between Parent and the applicable holder prior to the Effective Time, at the Effective Time, each Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will accelerate vesting in full and be cancelled and provide its holder a right to receive an amount in cash equal to (1) the excess (if any) of the Offer Price, over the exercise price per share of the Stock Option, multiplied by (2) the total number of Shares then issuable upon exercise in full of the Stock Option. Any Stock Option with an exercise price per share equal to or greater than the Offer Price will be cancelled without any cash payment.

Treatment of Stock-Based Awards

Unless otherwise agreed to between Parent and the applicable holder prior to the Effective Time, at the Effective Time, each Stock-Based Award outstanding as of immediately prior to the Effective Time, to the extent then vested, or that becomes vested in connection with or as a result of the Transactions (a “Vested Full-Value Award”), will be cancelled and converted into the right to receive an amount in cash equal to (1) the Offer Price (less the purchase price per share, if any, of such Vested Full-Value Award) multiplied by (2) the total number of Shares then subject to the Vested Full-Value Award.

At the Effective Time, each Stock-Based Award outstanding as of immediately prior to the Effective Time that is not a Vested Full-Value Award (an “Unvested Full-Value Award”), will be continued and provide its holder the right to receive an amount equal to (1) the Offer Price (less the purchase price per share, if any, of such Unvested Full-Value Award), multiplied by (2) the total number of Shares then subject to the Unvested Full-Value Award, which amount will be paid either in cash or in stock of the Surviving Corporation or a parent corporation thereof (or a combination thereof), at Parent’s election, and on the same vesting schedule, and subject to the same terms and conditions, as the Unvested Full-Value Award to which it relates. Any Unvested Full-Value Award that is outstanding as of immediately prior to the Effective Time and that had been subject to performance-based vesting with respect to a performance period that ended prior to the Effective Time will be continued as described in the preceding paragraph based on the portion of the Unvested Full-Value Award actually earned based on performance. Any Unvested Full-Value Award that is subject to performance-based vesting with respect to a performance period that would still be in progress as of the Effective Time but for any change in control-related provisions that would end such performance period prior to the Effective Time will be deemed earned in accordance with its terms as in effect on the date of the Original Merger Agreement. To the extent any Unvested Full-Value Award treated as described above is paid in stock of the Surviving Corporation or a parent corporation thereof, the holder of the Unvested Full-Value Award may elect to have the minimum statutory amount of taxes withheld in respect of such payment by withholding a number of otherwise deliverable shares of stock having a value equal to such amount.

Rollover Shares

Under the Amended Merger Agreement, following the Offer Acceptance Time and immediately prior to the Effective Time, Parent and certain holders of Shares may agree that any such holder will contribute such Shares to Parent or a subsidiary thereof, in exchange for equity interests in such entity (the Shares agreed to be so contributed pursuant to a definitive agreement between Parent and such holder are referred to herein as “Rollover Shares”). In addition, Parent and certain holders of Stock-Based Awards and/or Stock Options may agree that such Stock-Based Awards and/or Stock Options will convert into equity-based awards of Parent or an affiliate thereof in connection with the consummation of the Merger, and the Stock-Based Awards agreed to be so converted shall also be treated as Rollover Shares for purposes of this provision.

Treatment of ESPP

From and after the date of the Original Merger Agreement, no further offering period or purchase period will commence pursuant to the ESPP and no participant may increase his or her rate of payroll deductions under the ESPP. The offering period that was in effect as of the date of the Original Merger Agreement ended on May 20, 2020. As of July 15, 2020, no offering period or purchase period is in progress under the ESPP and no purchase rights are outstanding under the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), Forescout will terminate the ESPP.

Payment Agent, Exchange Fund and Exchange and Payment Procedures

Prior to the Effective Time, Parent will appoint an agent reasonably acceptable to Forescout, which we refer to as the “payment agent,” to make payments of the Offer Price to Forescout stockholders. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the payment agent cash that is sufficient in the aggregate to pay the aggregate Offer Price to Forescout stockholders in accordance with the Amended Merger Agreement.

Promptly (and in any event within one business day) following the Effective Time, Parent and the Surviving Corporation will cause the payment agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that immediately prior to the Effective Time represented outstanding Shares (other than excluded shares), a letter of transmittal and instructions advising stockholders how to surrender stock certificates in exchange for the Offer Price. Upon receipt of (1) surrendered certificates for cancellation (or an appropriate affidavit for lost, stolen or destroyed certificates, together with any required bond); and (2) a duly completed and signed letter of transmittal and such other documents as may be reasonably requested by the payment agent, the holder of such certificate will be entitled to receive an amount in cash equal to (i) the number of shares represented by such certificate multiplied by (ii) the Offer Price in exchange therefor. The amount of any Offer Price paid to Forescout stockholders will not include interest and may be reduced by any applicable withholding taxes.

Notwithstanding the foregoing, any holder of Shares held in book-entry form (which we refer to as “uncertificated shares”) will not be required to deliver a certificate or an executed letter of transmittal (as both are described above) to the payment agent to receive the consideration payable in respect thereof. Each holder of record (as of immediately prior to the Effective Time) of uncertificated shares that immediately prior to the Effective Time represented a Share will, upon receipt of an “agent’s message” in customary form at the Effective Time, and any documents as may reasonably be requested by the payment agent, be entitled to receive, and the payment agent will pay and deliver as promptly as practicable, an amount in cash equal to (1) the number of uncertificated shares held by such stockholder multiplied by (2) the Offer Price in exchange therefor. The amount of consideration paid to such Forescout stockholders will not include interest and may be reduced by any applicable withholding taxes.

If any cash deposited with the payment agent is not claimed within one year following the Effective Time, such cash will be returned to Parent upon demand, and any Forescout stockholders as of immediately prior to the

Merger who have not complied with the exchange procedures in the Amended Merger Agreement will thereafter look only to Parent for satisfaction of payment of the Offer Price (subject to abandoned property law, escheat law or similar law). None of the payment agent, Parent, the Surviving Corporation or any other party will be liable to any Forescout stockholder with respect to any cash amounts properly paid to a public official pursuant to any applicable abandoned property law, escheat law or similar law.

The letter of transmittal will include instructions if a stockholder has lost a share certificate or if such certificate has been stolen or destroyed. In the event that any share certificates have been lost, stolen or destroyed, then the payment agent will issue the Offer Price to such holder upon the making by such holder of an affidavit for such lost, stolen or destroyed certificate. Parent or the payment agent may, in its discretion and as a condition precedent to the payment of the Offer Price, require such stockholder to deliver a bond in such amount as Parent or the payment agent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the payment agent with respect to such certificate.

Representations and Warranties

The Amended Merger Agreement contains representations and warranties of Forescout, Parent and Purchaser.

Some of the representations and warranties in the Amended Merger Agreement made by Forescout are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Amended Merger Agreement, “Company Material Adverse Effect” means, with respect to Forescout, any change, event, violation, inaccuracy, effect or circumstance that, individually or in the aggregate, (1) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Forescout and its subsidiaries, taken as a whole; or (2) would reasonably be expected to prevent or materially impair or delay the consummation of the Transactions, it being understood that, in the case of clause (1) or clause (2), none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

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changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (except to the extent that such effect has had a materially disproportionate adverse effect on Forescout relative to other companies of a similar size operating in the industries in which Forescout and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

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changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (except, in each case, to the extent that such effect has had a materially disproportionate adverse effect on Forescout relative to other companies of a similar size operating in the industries in which Forescout and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

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changes in conditions in the industries in which Forescout and its subsidiaries conduct business (except to the extent that such effect has had a materially disproportionate adverse effect on Forescout relative to other companies of a similar size operating in the industries in which Forescout and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

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changes in regulatory, legislative or political conditions (including the imposition or adjustment of tariffs) in the United States or any other country or region in the world (except to the extent that such effect has had a materially disproportionate adverse effect on Forescout relative to other companies of similar size operating in the industries in which Forescout and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

•

any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world (except to the extent that such Effect has had a materially disproportionate adverse effect on Forescout relative to other companies of similar size operating in the industries in which Forescout and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

•

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events in the United States or any other country or region in the world (except to the extent that such effect has had a materially disproportionate adverse effect on Forescout relative to other companies of similar size operating in the industries in which Forescout and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

•

any effect resulting from the announcement of the Amended Merger Agreement or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Forescout and its subsidiaries with employees, suppliers, customers, partners, vendors, governmental authorities or any other third person;

•	the compliance by any party with the terms of the Amended Merger Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the Amended Merger Agreement;

•

any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including via email) following the date of the Amended Merger Agreement;

•

changes or proposed changes in GAAP or other accounting standards or applicable law (or the enforcement or interpretation of any of the foregoing) or changes in the regulatory accounting requirements applicable to any industry in which Forescout and its subsidiaries operate (except to the extent that such effect has had a materially disproportionate adverse effect on Forescout relative to other companies of a similar size operating in the industries in which Forescout and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

•

changes in the price or trading volume of the common stock, in each case in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•

any failure, in and of itself, by Forescout and its subsidiaries to meet (1) any public estimates or expectations of Forescout’s revenue, earnings or other financial performance or results of operations for any period; or (2) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•	the availability or cost of equity, debt or other financing to Parent or Purchaser;

•

any transaction litigation or other legal proceeding threatened, made or brought by any of the current or former Forescout stockholders (on their own behalf or on behalf of Forescout) against Forescout, any of its executive officers or other employees or any member of the Forescout Board arising out of the Transactions (or the transactions contemplated by the Original Merger Agreement); and

•	any matters expressly disclosed in the confidential disclosure letter to the Amended Merger Agreement.

In the Amended Merger Agreement, Forescout has made certain representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Amended Merger Agreement and the confidential disclosure letter to the Amended Merger Agreement, which was delivered by Forescout to Parent and Purchaser on the date of the Amended Merger Agreement. These representations and warranties relate to:

•	organization and good standing;

•	corporate power and enforceability;

•	approvals of the Forescout Board;

•	the fairness opinion delivered to Forescout by Morgan Stanley as financial advisor to Forescout;

•	anti-takeover laws;

•	non-contravention;

•	requisite governmental approvals;

•	capitalization; and

•	legal proceedings.

Under the Amended Merger Agreement, Parent and Purchaser acknowledge that Forescout has not made any representations or warranties other than those expressly set forth in the Amended Merger Agreement or the certificate delivered by Forescout pursuant to the Amended Merger Agreement, and expressly disclaim reliance on any representation, warranty or other information regarding Forescout, other than those expressly set forth in the Amended Merger Agreement or the certificate delivered by Forescout pursuant to the Amended Merger Agreement.

In the Amended Merger Agreement, Parent and Purchaser have made customary representations and warranties to Forescout that are subject, in some cases, to specified exceptions and qualifications contained in the Amended Merger Agreement. These representations and warranties relate to, among other things:

•	organization and good standing;

•	power and enforceability;

•	non-contravention;

•	requisite governmental approval;

•	legal proceedings and orders;

•	ownership of Forescout capital stock;

•	brokers;

•	no Parent vote or approval required;

•	guarantee;

•	equity commitment letter;

•	absence of stockholder and management arrangements;

•	interests in competitors; and

•	non-foreign status.

Under the Amended Merger Agreement, Forescout acknowledges that Parent and Purchaser have not made any representations or warranties other than those expressly set forth in the Amended Merger Agreement and expressly disclaims reliance on any representation, warranty or other information regarding Parent and Purchaser, other than those expressly set forth in the Amended Merger Agreement.

Each of Parent and Purchaser acknowledges and agrees that it is deemed to have knowledge of all information (i) contained in the discovery related to the Merger Litigation; (ii) contained in the due diligence conducted by or on behalf of Parent, Purchaser or any of their representatives; (iii) provided to Parent, Purchaser or any of their representatives in connection with any integration planning or similar activities; and (iv) any requests made by Forescout pursuant to certain terms of the Original Merger Agreement or the Amended Merger Agreement.

The representations and warranties contained in the Amended Merger Agreement will not survive the consummation of the merger.

Conduct of Business Pending the Merger

Other than as contemplated by the Amended Merger Agreement, set forth in the confidential disclosure letter to the Amended Merger Agreement which was delivered by Forescout to Parent and Purchaser on the date of the Amended Merger Agreement, or approved by Parent, from the date of the Amended Merger Agreement to the Effective Time (or termination of the Amended Merger Agreement), Forescout has agreed that it will not, or permit any of its subsidiaries, to:

•	amend or otherwise change its organizational documents;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

issue, grant, sell, or deliver, or agree or commit to issue, grant, sell or deliver, any company securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except pursuant to Stock-Based Awards or Stock Options outstanding as of July 13, 2020 or pursuant to the ESPP, in each case, in accordance with their terms in effect on the date of the Amended Merger Agreement;

•

directly or indirectly acquire, repurchase or redeem any securities, except (1) with respect to Forescout securities pursuant to the terms and conditions of Forescout Stock-Based Awards or Stock Options outstanding as of the date of the Amended Merger Agreement in accordance with their terms as in effect on the date of the Amended Merger Agreement in order to satisfy tax obligations with respect to awards granted pursuant to company stock plans or pay the exercise price of Stock Options; or (2) in connection with transactions between Forescout and any of its direct or indirect subsidiaries;

•

(1) acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material equity interest therein or enter into any joint venture, partnership, limited liability corporation or similar arrangement with any third person; or (2) dispose of (by merger, consolidation, disposition of assets, lease or otherwise), directly or indirectly, any material assets, properties, interests or businesses, other than in the ordinary course of business and as otherwise permitted by the terms of the Amended Merger Agreement;

•	acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

•

(1) adjust, split, subdivide, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other company securities in respect of, in lieu of or in substitution for, shares of capital stock or other equity or voting interest; (2) declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned subsidiary of Forescout to Forescout or one of its other wholly owned subsidiaries; (3) pledge or encumber any shares of its capital stock or other equity or voting interest; or (4) modify the terms of any shares of its capital stock or other equity or voting interest;

•

(1) incur, assume, suffer or modify the terms of any indebtedness or issue any debt securities, except (a) for loans or advances between subsidiaries of Forescout or between Forescout and subsidiaries; and (b) revolving indebtedness incurred pursuant to the existing credit agreement to fund operations of the business; (2) assume, guarantee, endorse or otherwise voluntarily become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except with respect to obligations or wholly owned subsidiaries of Forescout; (3) make any loans, advances or capital contributions to, or investments in, any other person, except for (a) extensions of credit to customers in the ordinary course of business; (b) advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with Forescout’s policies related thereto; and (c) for loans or advances solely between wholly owned subsidiaries of Forescout or between Forescout and its wholly owned subsidiaries and capital contributions in wholly owned subsidiaries of the Forescout; or (4) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create or suffer to exist any lien thereon (other than permitted liens);

•

except (1) in order to comply with applicable law (including Section 251(h) of the DGCL), (2) as required pursuant to the terms of any Forescout benefit plan in effect on the date of the Amended Merger Agreement and made available to Parent, (3) as required by the Amended Merger Agreement or (4) pursuant to the proposed budget for 2020 annual base cash compensation increases, 2019 bonus payouts and new hires set forth on the confidential disclosure letter to the Amended Merger Agreement, (a) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Forescout benefit plan, including with respect to any Stock-Based Award or Stock Option, except as permitted by clauses (b) through (d) below; (b) grant to any service provider whose annual base cash compensation exceeds $250,000 any increase in cash compensation, bonus or fringe or other benefits (or grant such increases to any other service provider outside the ordinary course of business); (c) grant to any service provider or, increase the amount of any bonus, incentive, change in control, retention, severance, termination pay or similar payments; (d) enter into any employment, consulting, change in control, retention, severance, termination or similar agreement with any service provider (other than offer letters or consulting agreements entered into with newly-hired non-officer employees or consultants in the ordinary course of business and consistent with past practice that do not include change in control, equity-based, retention, severance, notice or similar payments or obligations); (e) hire, engage or terminate the employment or engagement of any service provider, other than any non-officer or employee of Forescout or any of its subsidiaries with an annual base cash compensation of less than $250,000 in the ordinary course of business and other than terminations for cause; or (f) communicate with the employees of Forescout or any of its subsidiaries with respect to the compensation, benefits or other treatment they will receive following the Effective Time, unless such communication is approved by Parent in advance of such communication;

•	negotiate, enter into, amend or extend any contract with a union;

•

settle, release, waive or compromise any pending or threatened material that is (1) reflected or reserved against in the audited company balance sheet; or (2) settled in compliance in accordance with the relevant provisions of the Amended Merger Agreement;

•

(1) make, change or revoke any material tax election; (2) settle or compromise any material tax dispute, audit, investigation, proceeding, claim or assessment; (3) consent to any extension or waiver of any limitation period with respect to any material tax claim or assessment; (4) surrender any material tax refund or right thereto; (5) elect or change materially any method of accounting for tax purposes or tax accounting period; (6) amend any material tax return; (7) file any material tax return in a manner inconsistent with past practice; (8) enter into any contractual obligation in respect of material taxes with any governmental authority; or (9) consent to any extension or waiver of the limitation period to any material tax claim or assessment relating to Forescout (other than pursuant to an extension of time to file);

•

(1) incur, authorize or commit to incur any capital expenditures in excess of $5,000,000 in the aggregate; (2) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (3) engage in any transaction with any affiliate of Forescout; or (4) effectuate a “plant closing,” “mass layoff” or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee;

•	enter into any collective bargaining agreement or agreement to form a work council or other agreement with any labor organization or works council (except to the extent required by applicable law);

•	adopt or implement any stockholder rights plan or similar arrangement; or

•	enter into, authorize any of, or agree or commit to enter into a contract to take any such prohibited actions.

Solicitation of Other Acquisition Offers

Under the Amended Merger Agreement, during the period commencing with the execution and delivery of the Amended Merger Agreement and continuing until the Effective Time (or the earlier termination of the Amended Merger Agreement) (the “Pre-Closing Period”), Forescout has agreed that it will not, and will cause its subsidiaries and their respective directors and executive officers not to, and it will not authorize or permit any of its or its subsidiaries’ employees, consultants or other representatives to, directly or indirectly (except with respect to any excluded party):

•

solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an acquisition proposal;

•

furnish to any person (other than Parent, Purchaser or any of their respective designees) any non-public information relating to Forescout or any of its subsidiaries or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Forescout or any of its subsidiaries (other than Parent, Purchaser or any of their respective designees), in any such case in connection with any acquisition proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an acquisition proposal or the making of any proposal that would reasonably be expected to lead to an acquisition proposal;

•

participate, or engage in discussions or negotiations, with any person with respect to an acquisition proposal or with respect to any proposals or inquiries from third persons relating to the making of an acquisition proposal (other than only informing such persons of the provisions contained in Amended Merger Agreement);

•	approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an acquisition proposal;

•

enter into any letter of intent, memorandum of understanding, Amended Merger Agreement, acquisition agreement or other contract relating to an acquisition transaction, other than an acceptable confidentiality agreement (we refer to any of these as an “alternative acquisition agreement”); or

•	authorize or commit to do any of the foregoing.

Under the Amended Merger Agreement, notwithstanding the restrictions listed above, during the Pre-Closing Period, Forescout and the Forescout Board (or a committee thereof) may, directly or indirectly through one or more of their representatives (including Forescout’s financial advisor) (1) participate or engage in discussions or negotiations with; (2) furnish any non-public information relating to Forescout or any of its subsidiaries to; (3) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Forescout or any of its Subsidiaries to; or (4) otherwise facilitate the making of a superior proposal by, in each case, any person or its representatives that has made, renewed or delivered to Forescout a written acquisition proposal that was not solicited in breach of the Amended Merger Agreement, but only if the Forescout Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (1) such acquisition proposal either constitutes a superior proposal or is reasonably likely to lead to a superior proposal; and (2) the failure to take actions would result in a breach of its fiduciary duties pursuant to applicable law. In connection with the foregoing, Forescout has agreed that it will promptly (and, in any event within 24 hours) make available to Parent any non-public information concerning Forescout and its subsidiaries that is provided to such person or its representatives that was not previously made available to Parent.

During the Pre-Closing Period, Forescout has agreed that it will promptly (and, in any event, within 24 hours from the receipt thereof) notify Parent in writing if any acquisition proposal, or inquiry from any person or group related to making a potential acquisition proposal, is, to the knowledge of Forescout, received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Forescout or any of its representatives. Such notice must include (1) the identity of the person or group making such proposal, inquiry, request or offer; and (2) a summary of the material terms and conditions of such proposal, inquiry, request or offer and, if in writing, a copy thereof and of all documents or agreements including such proposal. Thereafter, Forescout must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such offers or proposals (including any updates or amendments thereto) and the status of any such discussions or negotiations.

For purposes of this Offer to Purchase and the Amended Merger Agreement, “superior proposal” means any bona fide written acquisition proposal on terms that the Forescout Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms and taking into account all legal, regulatory, financing and timing aspects of the proposal (including certainty of closing) and the identity of the person making the proposal and all other aspects of the acquisition proposal that the Forescout Board (or a committee thereof) deems relevant, and, if consummated, would be more favorable, from a financial point of view, to Forescout stockholders (in their capacity as such) than the merger (taking into account any revisions to the Amended Merger Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “acquisition proposal” in this definition, all references to “15 percent” in the definition of “acquisition transaction” will be deemed to be references to “50 percent.”

The Forescout Board’s Recommendation; Board Recommendation Change

The Forescout Board has recommended that the holders of Shares tender their Shares to Purchaser pursuant to the Offer on the terms and conditions set forth in the Amended Merger Agreement. Under the Amended Merger Agreement, except as set forth below, at no time after the date of the Amended Merger Agreement may the Forescout Board (or a committee thereof):

•	withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Forescout Board Recommendation in a manner adverse to Parent;

•	adopt, approve, endorse, recommend or otherwise declare advisable an acquisition proposal;

•	fail to publicly reaffirm the Forescout Board Recommendation within ten (10) business days after Parent so requests in writing;

•

take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer (other than the Transactions), other than a recommendation against such offer or a “stop, look and listen” communication by the Forescout Board (or a committee thereof) to Forescout stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Forescout Board (or a committee thereof) may refrain from issuing a recommendation against such tender or exchange offer until 5:30 p.m., Eastern time, on the 10th business day after the commencement of a tender or exchange offer in connection with such acquisition proposal without such action being considered a violation of the Amended Merger Agreement);

•	fail to include the Forescout Board Recommendation in the Schedule 14D-9 (we refer to the actions described in these five bullets as a “Forescout Board Recommendation Change”); or

•	cause or permit Forescout or any of its subsidiaries to enter into an alternative acquisition agreement.

Other than in connection with a written acquisition proposal that constitutes a superior proposal, at any time prior to the Offer Acceptance Time, the Forescout Board (or a committee thereof) may effect a Forescout Board Recommendation Change in response to an intervening event if the Forescout Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would result in a breach of its fiduciary duties pursuant to applicable law if and only if:

•

Forescout has provided prior written notice to Parent at least five (5) business days in advance to the effect that the Forescout Board (or a committee thereof) has (1) so determined; and (2) resolved to effect a Forescout Board Recommendation Change; and

•

prior to effecting such Forescout Board Recommendation Change, Forescout and its representatives, until 5:00 p.m. at the end of such five (5) business day period, have (1) negotiated with Parent and its representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of the Amended Merger Agreement so that the Forescout Board (or a committee thereof) no longer determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to make a Forescout Board Recommendation Change in response to such intervening event would result in a breach of its fiduciary duties pursuant to applicable law; and (2) permitted Parent and its representatives to make a presentation to the Forescout Board regarding the Amended Merger Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation).

At any time prior to the Offer Acceptance Time, if Forescout has received a written acquisition proposal that the Forescout Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a superior proposal, then the Forescout Board may (1) effect a Forescout Board Recommendation Change with respect to such superior proposal; or (2) authorize Forescout to terminate the Amended Merger Agreement to enter into an alternative acquisition agreement with respect to such superior proposal, in each case if and only if:

•

the Forescout Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would result in a breach of its fiduciary duties pursuant to applicable law;

•	Forescout and each of its representatives has complied in all material respects with its obligations pursuant to the Amended Merger Agreement with respect to such acquisition proposal;

•

Forescout has provided prior written notice to Parent at least five (5) business days in advance (which we refer to as the “notice period”) to the effect that the Forescout Board (or a committee thereof) has (a) received a written acquisition proposal that has not been withdrawn; (b) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such acquisition proposal constitutes a superior proposal; and (c) resolved to effect a Forescout Board Recommendation Change or to terminate the Amended Merger Agreement absent any revision to the terms and conditions of the Amended Merger Agreement, which notice describes the basis for such Forescout Board Recommendation Change or termination, including the identity of the person or group making such acquisition proposal, the price and other material terms of such acquisition proposal and include copies of all relevant documents relating to such acquisition proposal; and (2) prior to effecting such Forescout Board Recommendation Change or termination, Forescout and its representatives, until 5:00 p.m. on the last day of the notice period, have (a) negotiated with Parent and its representatives in good faith (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of the Amended Merger Agreement so that such acquisition proposal would cease to constitute a superior proposal; and (b) permitted Parent and its representatives to make a presentation to the Forescout Board regarding the Amended Merger Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (i) in the event of any material revision, amendment, update or supplement to such acquisition proposal, Forescout will be required to deliver a new written notice to Parent and to comply with the requirements of the Amended Merger Agreement with respect to such new written notice (with the “notice period” in respect of such new written notice being four business days); and (ii) at the end of the notice period, the Forescout Board (or a committee thereof) must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such acquisition proposal is a superior proposal; and

•

in the event of any termination of the Amended Merger Agreement in order to cause or permit Forescout or any of its subsidiaries to enter into an alternative acquisition agreement with respect to such acquisition proposal, Forescout will have validly terminated the Amended Merger Agreement in accordance with the applicable provisions of the Amended Merger Agreement, including paying the applicable termination fee.

For purposes of this Offer to Purchase and the Amended Merger Agreement, “intervening event” means any effect, or any material consequence of such effect, that (1) as of the date of the Amended Merger Agreement was not known or reasonably foreseeable, in each case based on facts known to the Forescout Board as of the date of the Amended Merger Agreement; and (2) does not relate to (a) an acquisition proposal, (b) Parent, Purchaser or the Amended Merger Agreement, or (c) the mere fact, in and of itself, that Forescout meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Amended Merger Agreement, or changes after the date of the Amended Merger Agreement in the price or trading volume of the common stock (it being understood that the underlying cause of any of the foregoing in this clause (c) may be considered and taken into account).

Employee Benefits

From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all Forescout benefit plans in accordance with their terms as in effect immediately prior to the Effective Time, except that the Surviving Corporation is permitted to amend or terminate any such Forescout benefit plans in accordance with their terms or if otherwise required by applicable law.

The Surviving Corporation or one of its subsidiaries will (and Parent will cause the Surviving Corporation or one of its subsidiaries to) continue to employ all employees of Forescout and its subsidiaries as of the Effective Time. For a period of one year following the Effective Time (or until an earlier termination of employment), the Surviving Corporation and its subsidiaries generally will (and Parent will cause the Surviving Corporation and its subsidiaries to) maintain for the benefit of continuing employees Forescout’s broad-based benefit plans and other broad-based employee benefit plans or other compensation or severance arrangements (except for any excluded benefits) on terms and conditions that are no less favorable in the aggregate than those in effect on the date of the Amended Merger Agreement, provide cash compensation and cash incentive opportunities to each continuing employee that are no less favorable in the aggregate than those in effect for the continuing employee immediately before the Effective Time, or otherwise some combination of such broad-based employee benefits, base cash compensation and cash incentive opportunities (excluding excluded benefits) that, as a whole, are no less favorable in the aggregate than those as in effect immediately prior to the Effective Time. In each case, base compensation and target cash incentive compensation opportunity (other than excluded benefits) will not be decreased for a period of one year following the Effective Time for any continuing employee employed during that period. For a period of one year following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to continuing employees severance benefits that are no less favorable than those provided by Forescout and its subsidiaries as of the date of the Amended Merger Agreement as disclosed to Parent.

At or after the Effective Time, Parent will, or will cause the Surviving Corporation or any other subsidiary of Parent to, cause to be granted to the continuing employees service credit for eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement but not for purposes of any excluded benefits), except if such service credit would result in duplication of benefits. Each continuing employee will be immediately eligible to participate in any employee benefit plans sponsored by Parent and its subsidiaries (other than the Forescout benefit plans) (such plans, the “new plans”) that replaces coverage under a comparable Forescout benefit plan in which such continuing employee participates immediately prior to the Effective Time (such plans, the “old plans”). For purposes of each new plan providing welfare benefits to any continuing employee, Parent will, or will cause the Surviving Corporation or any subsidiaries of Parent to, use commercially reasonable efforts to cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such new plan to be waived to the same extent waived under corresponding old plans, cause any eligible expenses incurred under an old plan during the portion of the plan year of the old plan ending on the date that such continuing employee’s participation in the corresponding new plan begins to be given full credit under such new plan for satisfying deductibles, copayments, coinsurance, offset and maximum out-of-pocket requirements for the applicable plan year; and provide credit to continuing employees under any new plan that is a flexible spending plan with any unused balances. Any accrued but unused vacation or paid time off as of immediately prior to the Effective Time will be credited to the continuing employee following the Effective Time.

Efforts to Close the Merger

General

Under the Amended Merger Agreement, Parent and Purchaser, on the one hand, and Forescout, on the other hand, agreed to use their respective reasonable best efforts to (1) take (or cause to be taken) all actions; (2) do (or cause to be done) all things; and (3) assist and cooperate with the other parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by using reasonable best efforts to:

•	cause the conditions of the Offer and closing conditions to the Merger to be satisfied;

•

(1) obtain all consents, waivers, approvals, orders and authorizations from governmental authorities; and (2) make all registrations, declarations and filings with governmental authorities, in each case that are necessary or advisable to consummate the Transactions;

•

(1) obtain all consents, waivers and approvals; and (2) deliver all notifications, in each case pursuant to any material contracts in connection with the Amended Merger Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Corporation of such material contracts as of and following the consummation of the Transactions; and

•	execute and deliver any contracts and other instruments that are reasonably necessary to consummate the Transactions.

In addition to the foregoing, under the Amended Merger Agreement, Parent or Purchaser, on the one hand, and Forescout, on the other hand, agreed not to take any action (or fail to take any action) that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting the (1) consummation of the Transactions; or (2) ability of such party to fully perform its obligations pursuant to the Amended Merger Agreement.

Notwithstanding the foregoing, under the Amended Merger Agreement, neither Forescout nor any of its subsidiaries are required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Transactions, including in connection with obtaining any consent pursuant to any material contract.

HSR Act; Competition Laws

Each of Parent and Purchaser agreed to, if and to the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act and any other antitrust laws applicable to the Transactions, (1) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (a) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent and Purchaser, on the one hand, and Forescout and its subsidiaries, on the other hand, and (b) any other restrictions on the activities of Parent and Purchaser, on the one hand, and Forescout and its subsidiaries, on the other hand; and (2) contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging the Amended Merger Agreement or the consummation of the Transactions. Each of Parent and Forescout previously filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) in connection with the Original Merger Agreement. The waiting period under the HSR Act was early terminated as of 5:15 p.m., Eastern time, on February 24, 2020, and additional clearance is not necessary in connection with the Offer or Merger assuming the Offer is consummated within one year of the date of such clearance.

Financing

Under the Amended Merger Agreement, Parent agreed to use its best efforts to take all actions and do all things necessary, proper and advisable to obtain the equity financing on the terms and conditions described in the Equity Commitment Letter, including by using its best efforts to:

•	maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof;

•	comply with its obligations under the Equity Commitment Letter;

•	satisfy on a timely basis all conditions to funding that are applicable to Parent and Purchaser in the Equity Commitment Letter that are within its control;

•	consummate the equity financing at or prior to the closing, including causing the parties to the Equity Commitment Letter to fund the equity financing at the closing; and

•	enforce its rights pursuant to the Equity Commitment Letter (including commencing one or more legal proceedings against the parties to the Equity Commitment Letter).

Parent and Purchaser have agreed to seek to enforce, including by bringing a legal proceeding for specific performance, the Equity Commitment Letter if Forescout seeks and is granted a decree of specific performance of the obligation to consummate the Transactions after all applicable conditions to the granting thereof set forth in the Amended Merger Agreement have been satisfied.

Under the Amended Merger Agreement, Forescout agreed to use, and to cause its subsidiaries and its and their respective officers, employees, advisors and other representatives to use, reasonable best efforts to provide Parent and Purchaser with all cooperation reasonably requested by Parent or Purchaser to assist them in causing any customary conditions in any debt commitment letter entered into in connection with any debt financing to be obtained by Parent, Purchaser or their respective affiliates in connection with the Transactions.

Obtaining the financing is not a condition to the closing.

Indemnification and Insurance

The Amended Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill, in all respects, the obligations of Forescout and its subsidiaries pursuant to any indemnification agreements entered into prior to the Effective Time between Forescout and any of its subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of Forescout or any of its subsidiaries prior to the Effective Time), on the other hand (we refer to such persons collectively as the “indemnified persons”). In addition, under the Amended Merger Agreement, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charter, the bylaws and the other similar organizational documents of the subsidiaries of Forescout, as applicable, as of the date of the Amended Merger Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law.

Furthermore, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed to (and Parent has agreed to cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with Forescout or any of its subsidiaries in effect as of the Effective Time, each indemnified person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such indemnified person’s capacity as a director, officer, employee or agent of Forescout or any of its subsidiaries or other affiliates (to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time); and (ii) the Transactions, as well as any actions taken by Forescout, Parent or Purchaser with respect to the Transactions (including any disposition of assets of the Surviving Corporation or any of its subsidiaries that is alleged to have rendered the Surviving Corporation or any of its subsidiaries insolvent).

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed (and Parent has agreed to cause the Surviving Corporation to) maintain in effect the directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of Forescout’s directors’ and officers’ liability insurance as in effect on the date of the Amended Merger Agreement. Prior to the Effective Time, and in lieu of maintaining such directors’ and officers’ liability insurance, Forescout may purchase a prepaid “tail” policy with respect to such directors’ and officers’ liability insurance.

Officer and Director Appointments

Under the Amended Merger Agreement, Forescout has agreed to take all action necessary to (a) effective promptly (and in any event no later than one (1) business day) following the commencement of the Offer, appoint, and not thereafter remove (without the prior written consent of Parent), Mr. Clark as a member of the Forescout Board and designate him as Co-Executive Chairman of the Board, subject to his earlier death, permanent disability or resignation; and (b) effective promptly (and in any event no later than one (1) business day) following the commencement of the Offer, appoint and hire, and not remove or terminate the employment of (without the prior written consent of Parent), Mr. Noviello as Forescout’s Chief Operating Officer on the terms of the employment agreement provided by Forescout to Mr. Noviello prior to the date of the Amended Merger Agreement, subject to his earlier death, permanent disability or resignation, and provided that Mr. Noviello does not take action that would constitute cause. At or prior to such appointments, Forescout will enter into an indemnification agreement with each of Mr. Clark and the Mr. Noviello in the form filed as Exhibit 10.1 to Forescout’s Annual Report on Form 10-K filed on February 28, 2020. For purposes of this provision, “cause” means: (i) an act of material dishonesty made by Mr. Noviello in connection with his responsibilities as an employee; (ii) Mr. Noviello’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud or embezzlement; (iii) Mr. Noviello’s gross misconduct in connection with the performance of his duties; or (iv) Mr. Noviello’s willful breach of any obligations under any written agreement or covenant with Forescout.

Conditions to the Closing of the Merger

The obligations of Parent, Purchaser and Forescout, as applicable, to consummate the Merger are subject to the satisfaction or waiver (where permitted by applicable law) of the following conditions:

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, no action will have been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger.

•

Purchaser (or Parent on Purchaser’s behalf) will have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (which itself is subject to satisfaction of the Minimum Condition and the other conditions described in Section 15—“Conditions of the Offer”).

Termination of the Amended Merger Agreement

The Amended Merger Agreement may be terminated, and the Offer may be abandoned, at any time prior to the Effective Time in only the following ways:

1.	by mutual written agreement of Forescout and Parent;

2.	by either Forescout or Parent if:

a.

any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions is in effect, or any action has been taken by any governmental authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions and has become final and non-appealable or any law is enacted, entered, enforced or deemed applicable to the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions, except, in each case, that the right to terminate will not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, judgment, order, restraint, prohibition, action or law; or

b.

if the Offer Acceptance Time has not occurred by the Termination Date, except that (i) Parent may not terminate the Amended Merger Agreement pursuant to this provision if Forescout has the right to terminate the Amended Merger Agreement pursuant to Forescout’s termination right in the event Parent and Purchaser fail to accept for payment all Shares validly tendered pursuant to the Offer (as further discussed in 3.c. below) and (ii) a party may not terminate the Amended Merger Agreement pursuant to this provision if such party’s action or failure to act constitutes a breach by such party of the Amended Merger Agreement and has been the primary cause of, or primarily resulted in the failure to satisfy the conditions of the Offer or the failure of the Offer Acceptance Time to have occurred prior to the Termination Date;

3.	by Forescout if:

a.	Purchaser has not commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within five (5) business days of July 20, 2020;

b.

(1) the Forescout Board has authorized, in compliance with the terms of the Amended Merger Agreement, Forescout to enter into an alternative acquisition agreement in respect of a superior proposal; (2) Forescout pays to Parent or its designee the applicable termination fee concurrently with such termination; and (3) Forescout has complied in all material respects with its covenants under the Amended Merger Agreement with respect to soliciting such superior proposal (except that Forescout may exercise its termination right pursuant to this provision only prior to the Offer Acceptance Time); or

c.

(1) all of the conditions of the Offer have been satisfied or, to the extent permitted by law, waived; (2) Purchaser has failed (or Parent has failed to cause Purchaser) to accept for payment in accordance with the Amended Merger Agreement all Shares validly tendered pursuant to the Offer and not properly withdrawn; (3) Forescout has given Parent written notice at least three (3) business days prior to such termination stating Forescout’s intention to terminate the Amended Merger Agreement pursuant to its terms; and (4) Purchaser has filed to consummate the Offer by the end of such three (3) business day period; or

4.

by Parent if the Forescout Board (or a committee thereof) has withdrawn its recommendation that Forescout stockholders adopt the Amended Merger Agreement (except that Parent’s right to terminate in such instance will expire at 5:00 p.m. on the 10th business day following the date on which such right to terminate first arose).

In the event that the Amended Merger Agreement is terminated pursuant to the termination rights above, the Amended Merger Agreement will be of no further force or effect without liability of any party to the other parties (or their representatives), as applicable, except certain sections of the Amended Merger Agreement will survive the termination of the Amended Merger Agreement in accordance with their respective terms, including terms relating to termination fees. Notwithstanding the previous sentence, and subject to certain terms under the Amended Merger Agreement, nothing in the Amended Merger Agreement will relieve any party from any liability for fraud or any willful and material breach of the Amended Merger Agreement prior to the termination of the Amended Merger Agreement. Furthermore, the termination of the Amended Merger Agreement will not affect the rights or obligations of the parties pursuant to the confidentiality agreement, and certain rights regarding confidentiality under the Debt Commitment Letter will survive the termination of the Amended Merger Agreement.

Termination Fees and Remedies

The Amended Merger Agreement contains certain termination rights for Forescout and Parent. Upon valid termination of the Amended Merger Agreement under specified circumstances, Forescout will be required to pay Parent (or its designee) a termination fee of $48,628,267. Specifically, this termination fee will be payable by Forescout to Parent if the Amended Merger Agreement is terminated:

•	by Parent, because the Forescout Board (or a committee thereof) has withdrawn its recommendation that Forescout stockholders adopt the Amended Merger Agreement; or

•

by Forescout, because the Forescout Board has authorized, in compliance with the terms of the Amended Merger Agreement, Forescout to enter into an alternative acquisition agreement in respect of a superior proposal.

The termination fee will also be payable in certain circumstances if:

•	the Amended Merger Agreement is terminated by either Parent or Forescout because the Merger is not completed by the Termination Date;

•

prior to such termination (but after the date of the Amended Merger Agreement) a proposal, generally speaking, to acquire at least 50 percent of Forescout’s stock or assets is publicly announced or disclosed by a third party and not withdrawn or otherwise abandoned; and

•

Forescout subsequently consummates, or enters into a definitive agreement providing for, a transaction involving the acquisition of at least 50 percent of its stock or assets within one year of such termination.

Upon termination of the Amended Merger Agreement under other specified circumstances, Parent will be required to pay Forescout a termination fee of $97,256,534, the payment of which has been guaranteed by the guarantors pursuant to and subject to the terms and conditions of the Limited Guarantee. Specifically, the termination fee will be payable by Parent to Forescout upon termination if the Amended Merger Agreement is terminated:

•

by Forescout pursuant to 3.a. above under the caption “Termination of the Amended Merger Agreement” of this Offer to Purchase, at any time prior to the Expiration Time because Purchaser has not commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within five (5) business days of July 20, 2020;

•

by Forescout, pursuant to 3.c. above under the caption “Termination of the Amended Merger Agreement” of this Offer to Purchase, at any time after the Expiration Time because Parent and Purchaser fail to accept for payment in accordance with the Amended Merger Agreement all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Neither Parent nor Forescout is required to pay to the other its termination fee on more than one occasion, and the aggregate liability of Forescout and its related parties, on one hand, and Parent, Purchaser and their related parties, on the other hand, in respect of monetary damages will not under any circumstances exceed $97,256,534.

Forescout’s receipt of the termination fee payable by Parent to the extent owed (including, without duplication, Forescout’s right to enforce the Limited Guarantee with respect thereto), the reimbursement obligations (subject to an aggregate cap of $250,000) and Forescout’s right to specific performance are the sole and exclusive remedies of Forescout. Notwithstanding anything to the contrary, under no circumstances can Forescout receive (1) both a grant of specific performance or other equitable relief to cause the equity financing to be funded (whether under the Amended Merger Agreement or the Equity Commitment Letter) and the occurrence of the closing, on the one hand, and (a) payment of any monetary damages (including any monetary damages in lieu of specific performance) whatsoever, or (b) payment of any of the termination fee payable by Parent to Forescout (including through the enforcement of the Limited Guarantee) or the reimbursement obligations, on the other hand; or (2) both payment of any monetary damages (including any monetary damages in lieu of specific performance) whatsoever, on the one hand, and payment of any of the termination fee payable by Parent to Forescout and the amounts, if any, as and when due, relating to certain enforcement rights under the Amended Merger Agreement (including through the enforcement of the Limited Guarantee) or the reimbursement obligations, on the other hand.

Forescout, Parent and Purchaser agree that irreparable damage would occur if any provision of the Amended Merger Agreement were not performed in accordance with the terms of the Amended Merger Agreement and that Forescout, Parent and Purchaser will, in addition to any other remedy to which they are entitled at law or in equity, be entitled to an injunction or injunctions to prevent breaches of the Amended Merger Agreement or to enforce specifically the performance of the terms and provisions of the Amended Merger Agreement (and each of Forescout, Parent and Purchaser further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy).

Forescout’s right to specific performance in connection with enforcing Parent’s obligation to cause the equity financing to be funded and to consummate the Transactions is subject to all of the conditions of the Offer and the Merger having been and continuing to be satisfied or waived.

Fees and Expenses

Except in specified circumstances, whether or not the Merger is completed, Forescout, on the one hand, and Parent and Purchaser, on the other hand, are each responsible for all of their respective costs and expenses incurred in connection with the Amended Merger Agreement and the Transactions.

No Third Party Beneficiaries

The Amended Merger Agreement is binding upon and inures solely to the benefit of each party thereto, and nothing in the Amended Merger Agreement, express or implied, is intended to or will confer upon any other person any rights or remedies, except (1) at and after the Effective Time (a) benefits to the directors and officers who are intended to be third-party beneficiaries of the indemnification and insurance provisions; and (b) the rights of the holders of Shares, Stock-Based Awards and Stock Options to receive the Merger Consideration in accordance with the Amended Merger Agreement; and (2) with respect to certain terms of the Amended Merger Agreement, the Debt Financing Sources and their successors and assigns.

Amendment and Waiver

Subject to applicable law, the Amended Merger Agreement may be amended or waived in writing by the parties prior to the Effective Time, except that certain provisions relating to the Debt Financing Sources may not be amended, modified or altered after the execution and delivery of any debt commitment letter without the prior written consent of the Debt Financing Sources that are party to such debt commitment letter.

At any time prior to the Effective Time, any party may extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties in the Amended Merger Agreement or waive compliance with any of the agreements or conditions contained in provisions of the Amended Merger Agreement (subject to compliance with applicable law), except that the Minimum Condition may only be waived by Purchaser with prior written Consent of Forescout. Any agreement by a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party. Any delay in exercising any right pursuant to the Amended Merger Agreement will not constitute a waiver of such right.

Governing Law and Venue

The Amended Merger Agreement is governed by Delaware law. The venue for disputes relating to the Transactions and the guarantee is the Delaware Court of Chancery of the State of Delaware or, to the extent that the Delaware Court of Chancery of the State of Delaware does not have jurisdiction, federal or state court in the State of Delaware.

Waiver of Jury Trial

Each of the parties irrevocably waived any and all right to trial by jury in any action arising out of or relating to the Amended Merger Agreement or the transactions contemplated by the Amended Merger Agreement.

Offer Conditions. The conditions of the Offer are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement

On November 14, 2019, Forescout and Advent entered into a Mutual Non-Disclosure and Confidentiality Agreement (as it may be amended from time to time, the “Confidentiality Agreement”) in connection with a possible negotiated transaction involving Forescout. Under the terms of the Confidentiality Agreement, Advent and Forescout agreed that, subject to certain exceptions, Advent and its representatives would keep the Evaluation Material and Transaction Information (as defined in the Confidentiality Agreement) confidential and would not (except as required by law but only after compliance with the Confidentiality Agreement) disclose any Evaluation Material or Transaction Information to any person other than certain permitted representatives, and would not use any Evaluation Material or Transaction Information other than in connection with evaluating, negotiating or consummating a possible transaction. The Confidentiality Agreement includes a standstill provision for the benefit of Forescout that terminated upon execution of the Original Merger Agreement.

This summary and description of the Confidentiality Agreement is qualified in its entirety and incorporated herein by reference to the Confidentiality Agreement that is filed as Exhibit (d)(2) to the Schedule TO.

12.	Purpose of the Offer; Plans for Forescout.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Forescout. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is consummated, Parent intends to have Purchaser consummate the Merger on the first business day after the consummation of the Offer.

If you sell your Shares in the Offer, you will cease to have any equity interest in Forescout or any right to participate in its earnings and future growth. If the Merger is consummated but you do not tender your Shares, you will no longer have an equity interest in Forescout, and instead will only have the right to receive the Offer Price or, to the extent you are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which you are entitled in accordance with Section 262 of the DGCL. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Forescout.

Merger Without a Vote of the Forescout Stockholders. If the Offer is consummated, we do not anticipate seeking the approval of Forescout’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the Forescout stockholders in accordance with Section 251(h) of the DGCL.

Plans for Forescout. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be substantially identical to the certificate of incorporation of Purchaser, the Surviving Corporation’s bylaws will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time other than to change the name of Purchaser thereunder. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Forescout’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Forescout will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of Forescout and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Forescout during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Forescout’s business, operations, capitalization and management with a view to optimizing development of Forescout’s potential. Possible changes could include changes in Forescout’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of Forescout’s current management has (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Advent, Parent or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Forescout’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Mr. Noviello has been appointed as Chief Operating Officer of Forescout, effective as of the first business day following commencement of the Offer, and his employment agreement would be expected to survive the closing of the Transactions. Mr. Noviello has acted as an advisor to Advent in connection with the Transactions; however, such arrangement will be terminated upon his appointment as Chief Operating Officer of Forescout. Mr. Noviello is also a Senior Operating Partner of Crosspoint Capital Partners, which has acted as an advisor to Advent in connection with the Transactions. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of Forescout’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no such agreements have been entered into between members of Forescout’s current management and Parent, Purchaser or Advent, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. Any new arrangements are currently expected to be discussed and entered into after completion of the Merger. Following the Offer Acceptance Time and immediately prior to the Effective Time, Parent and certain holders of Shares may agree that all or a portion of such holder’s Shares will be treated as Rollover Shares). In addition, Parent and certain holders of Stock-Based Awards and/or Stock Options may agree that such Stock-Based Awards and/or Stock Options will convert into equity-based awards of Parent or an affiliate thereof in connection with the consummation of the Merger, and the Stock-Based Awards and/or Stock Options agreed to be so converted shall also be treated as Rollover Shares.

In the normal course of its business of investing, Advent may pursue acquisitions of other companies in Forescout’s industry and look to combine those companies with Forescout. Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Forescout or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Forescout or any of its subsidiaries, (iii) any change in the Forescout Board or management of Forescout, (iv) any material change in Forescout’s capitalization or dividend policy, (v) any other material change in Forescout’s corporate structure or business, (vi) a class of securities of Forescout being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Forescout being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Offer Acceptance Time.

Nasdaq Listing. The Shares are listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be an indirect subsidiary of Parent. Immediately following the consummation of the Merger, we intend to and will cause Forescout to delist the Shares from Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Forescout upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of the Shares.

Parent intends to seek to cause Forescout to apply for termination of registration of the Shares as soon as possible following the consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Forescout to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Forescout. Furthermore, the ability of “affiliates” of Forescout and persons holding “restricted securities” of Forescout to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

Since its initial public offering, Forescout has never declared or paid cash dividends on its common stock. The Amended Merger Agreement provides that, from the date of the Amended Merger Agreement to the Effective Time, except with the prior written consent of Parent, Forescout will not declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock (including the Shares) or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock (including the Shares) or other equity or voting interest (except for cash dividends made by any direct or indirect wholly owned subsidiary of Forescout to Forescout or one of its other wholly owned subsidiaries).

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Amended Merger Agreement, Purchaser is not required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not properly withdrawn, if any of the following conditions have not been satisfied or waived by Parent (except for the Minimum Condition, which may be waived by Parent only with the prior written consent of Forescout), at the Expiration Time:

(i)	the Minimum Condition;

(ii)	the Governmental Authority Condition;

(iii)	the Representations Condition, including:

a.

the representations and warranties of Forescout in Section 3.1 (Organization; Good Standing), Section 3.2 (Corporate Power; Enforceability), Section 3.3(c) (Anti-Takeover Laws), Section 3.7(c) (Company Securities) (other than the first sentence thereof) and Section 3.7(d) (No Other Rights) of the Amended Merger Agreement that (1) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Expiration Time as if made at and as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date) and (2) are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Expiration Time as if made at and as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date);

b.

the representations and warranties of Forescout in Section 3.3(a) (Company Board Approval) and Section 3.3(b) (Fairness Opinion) of the Amended Merger Agreement will be true and correct in all respects as of the Expiration Time (in each case (1) without giving effect to any Company Material Adverse Effect or other materiality qualifications and (2) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in a Company Material Adverse Effect; and

c.

the representations and warranties of Forescout in Section 3.7(a) (Capital Stock), Section 3.7(b)(i) (Stock Reservation) and the first sentence of Section 3.7(c) (Company Securities) of the Amended Merger Agreement will be true and correct in all respects as of the Expiration Time (in each case (1) without giving effect to any Company Material Adverse Effect or other materiality qualifications and (2) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional costs, expenses or liabilities to Forescout, Parent and their affiliates in the aggregate in excess of $7,500,000;

(iv)

the Covenants Condition, including that Forescout will have performed and complied in all material respects with all covenants and obligations set forth in Section 2.2(b)(i) (Schedule 14D-9), Section 2.2(b)(ii) (Compliance), Section 2.2(b)(iii) (SEC Comments), Section 2.2(b)(iv) (Review of Schedule 14D-9), Section 2.3 (Stockholder Lists), Section 2.10(c)(i) (Dissenting Company Shares), Section 2.11(d) (Necessary Further Actions), Section 2.11(e) (Treatment of Employee Stock Purchase Plan), Section 5.2(a)(i) (Forbearance Covenants – Charter), Section 5.2(a)(ii) (Forbearance Covenants – Bylaws), Section 5.2(c) (Forbearance Covenants – Issue, Grant, Sell or Deliver Company Securities), Section 5.2(g) (Forbearance Covenants – Adjust Company Securities, Dividends and Pledge of Company Securities), Section 5.2(h)(i) (Forbearance Covenants – Indebtedness), Section 5.2(h)(ii) (Forbearance Covenants – Obligations of Other Person), Section 5.2(h)(iv) (Forbearance Covenants – Encumbrance), Section 5.2(i) (Forbearance Covenants – Employment Benefits) (other than clause (F)), Section 5.2(k) (Forbearance Covenants – Union Contracts), Section 5.2(q) (Forbearance Covenants – Prohibited Contracts) (solely with respect to the other subsections of Section 5.2 cited in this clause (iv)), Section 6.3(e) (Required Company Filings), Section 6.3(g)(i) (Accuracy; Supplied Information By the Company), Section 6.6(a)(ii) (Financing Cooperation – Preparation of Financing Documents), Section 6.6(a)(iii) (Financing Cooperation – Notices of Prepayment), Section 6.15 (Transaction Litigation), Section 6.18 (Credit Agreement), Section 6.20 (Rule 14d-10 Matters) and Section 6.21 (Officer and Director Appointments) of the Amended Merger Agreement required to be performed and complied with by it at or prior to the Expiration Time;

(v)

Parent and Purchaser will have received a certificate of Forescout, validly executed for and on behalf of Forescout and in its name by a duly authorized executive officer of Forescout, certifying that the Representations Condition and the Covenants Condition have been satisfied; and

(vi)	the No Termination Condition.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Forescout) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law.

The foregoing conditions will be in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Amended Merger Agreement. Any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares underlying such notices of guaranteed delivery are delivered to the Depositary. Any reference in this Section 15 or elsewhere in the Amended Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section 15 will have the meaning ascribed to them in the Amended Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals; Litigation.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Forescout with the SEC and other publicly available information concerning Forescout, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Forescout’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Forescout’s business, or certain parts of Forescout’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

Compliance with the Antitrust Laws

Under the HSR Act, the Transactions cannot be completed until Parent and Forescout file a Notification and Report Form with the FTC and the Antitrust Division of the DOJ, and the applicable waiting period has expired or been terminated. Each of Parent and Forescout previously filed a Premerger Notification and Report Form with the FTC and DOJ on February 13, 2020. The waiting period under the HSR Act was early terminated as of 5:15 p.m., Eastern time, on February 24, 2020, and additional clearance is not necessary in connection with the Transactions assuming the Transactions are consummated within one year of the date of such clearance.

Under the Austrian Cartel Act, the merger cannot be completed until the merger is notified to the Federal Competition Authority (Bundeswettbewerbsbehörde, which we refer to as the “FCA”) and the Federal Cartel Prosecutor (Bundeskartellanwalt, which we refer to as the “FCP”) and the applicable waiting period has expired or been terminated. The parties made the necessary notification on February 21, 2020. On March 23, 2020, the parties received a declaration confirming that as of March 21, 2020, the Transactions can proceed.

Under the German Act Against Restraints of Competition of 1958, as amended, the merger cannot be completed until the merger is notified to the German Federal Cartel Office (Bundeskartellamt, which we refer to as the “FCO”) and the FCO has either cleared the merger or the applicable decision deadline has expired. The parties made the necessary notification to the FCO on February 21, 2020. The FCO informed the parties on March 10, 2020, that the Transactions can proceed.

Forescout and certain of its subsidiaries conduct business in several countries outside of the United States. Forescout may make filings with regulators in connection with the tender offer and merger transactions in any of those jurisdictions. Other competition agencies with jurisdiction over the transactions could also initiate action to challenge or block the transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the transactions before the transactions are consummated. Neither Parent nor Forescout can be sure that a challenge to the transactions will not be made or that, if a challenge is made, that Parent and/or Forescout, as applicable, will prevail.

State Takeover Laws

State Takeover Statutes. A number of states (including Delaware, where Forescout is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Forescout is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Forescout Board approved for purposes of Section 203 the Amended Merger Agreement and the consummation of the transactions contemplated thereby.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Forescout, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and Forescout believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Forescout and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Forescout will not be required to submit the adoption of the Amended Merger Agreement to a vote of the Forescout stockholders. As soon as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Amended Merger Agreement, Parent, Purchaser and Forescout will take all necessary and appropriate action to effect the Merger without a meeting of Forescout stockholders in accordance with Section 251(h) of the DGCL.

Certain Litigation Matters

United District Court March and April Merger Litigation. Between March 13 and April 3, 2020, four lawsuits were filed by purported stockholders of Forescout challenging disclosures made by Forescout in connection with the merger contemplated by the Original Merger Agreement. Of those four lawsuits, three were brought by plaintiffs individually and are captioned Blackwell v. Forescout Technologies, Inc. et al., Case No. 1:20-cv-02267 (S.D.N.Y. filed Mar. 13, 2020); Bushanksy v. Forescout Technologies, Inc. et al., Case No. 5:20-cv-01867-BLF (N.D. Cal. filed Mar. 17, 2020); and Williams v. Forescout Technologies, Inc., et al., Case No. 1:20-cv-02784-ALC (S.D.N.Y. filed April 3, 2020) (collectively, the “Complaints”). The Complaints named as defendants Forescout and members of the Forescout Board. The Complaints alleged violations of Section 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The Blackwell and Bushansky Complaints contended that Forescout’s preliminary proxy statement omitted or misrepresented material information regarding the Merger. The Williams Complaint contended that Forescout’s definitive proxy statement omitted or misrepresented material information regarding the Merger. The allegations in the

Complaints included that material information was misstated or omitted regarding Forescout’s financial projections, the analyses performed by Morgan Stanley, and certain details about past services Morgan Stanley provided to Advent and its affiliates. The Blackwell complaint also alleged that the preliminary proxy statement omitted material information regarding the recusal of a member of the Forescout Board from meetings of the Forescout Board and Strategic Committee relating to the merger, and certain details of confidentiality agreements between Forescout and ten potential acquirors. In addition, the Bushansky complaint alleged that the preliminary proxy statement omitted material information regarding discussions of the potential continued employment, retention, or other benefits of Forescout’s executive officers and/or directors following the merger. The Complaints sought, among other things, to (1) enjoin the defendants from consummating the merger; (2) cause the defendants to disseminate revised disclosures; and (3) rescind the merger or recover damages in the event that the merger is completed.

The Blackwell action was voluntarily dismissed without prejudice on June 8, 2020. The Bushansky action was voluntarily dismissed without prejudice on June 1, 2020. The Williams complaint, which was not served, was voluntarily dismissed without prejudice on June 22, 2020.

The lawsuit brought as a putative class action was captioned Smith v. Forescout Technologies, Inc., et al., Case No. 1:20-cv-00376-CFC (D. Del. Filed Mar. 17, 2020). The Smith complaint alleged that Forescout and members of the Forescout Board violated of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The Smith complaint contended that Forescout’s preliminary proxy statement omitted or misrepresented material information regarding the Merger and sought the remedies of injunctive relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses. The Smith complaint also sought dissemination of a proxy statement with revised disclosures.

The Smith action was voluntarily dismissed without prejudice on June 1, 2020. On June 5, 2020, the plaintiff in the Blackwell action mentioned above, filed a motion to be appointed the lead plaintiff in the Smith action. On June 26, 2020, the same plaintiff filed a notice of non-opposition to his motion to be appointed lead plaintiff. That motion is currently pending.

United States District Court January and June Shareholder Class Action Litigation. On June 10, 2020, a shareholder class action complaint was filed in the Northern District of California by The Arbitrage Fund, Water Island LevArb Fund, L.P., Water Island Diversified Event-Driven Fund, Water Island Merger Arbitrage Institutional Comingled Master Fund LP and AltShares Merger Arbitrage ETF, alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Company securities between February 6, 2020 and May 15, 2020 and generally alleges that the defendants made false and misleading statements and/or omitted material facts concerning Forescout’s financial performance and the risk that the acquisition of Forescout by Advent would not close. On June 17, 2020, the Court granted an administrative motion to relate the Arbitrage Fund action and the Sayce action (mentioned below). On June 15, 2020, the lead plaintiff in the Sayce action filed a motion to consolidate the Sayce and The Arbitrage Fund actions and to vacate the Private Securities Litigation Reform Act (the “PSLRA”) notice in The Arbitrage Fund action. On June 29, 2020, The Arbitrage Fund plaintiffs filed an opposition to the motion to consolidate the two actions. The opposition also requests that the Court require a new lead plaintiff selection process. The motion to consolidate and to vacate the PSLRA notice in The Arbitrage Fund action is scheduled to be heard on July 24, 2020.

Sayce v. Forescout Technologies, Inc. – On January 2, 2020, the plaintiff, Christopher L. Sayce, filed a class action lawsuit (the “Class Action”) in the Northern District of California alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Company securities between February 7, 2019 and October 9, 2019. The lead plaintiff filed an amended complaint on May 22, 2020. The amended complaint purports to bring claims on behalf of a class of purchasers of Forescout securities during the period from February 7, 2019 through May 15, 2020, On July 6, 2020, Defendants filed a motion to dismiss the amended complaint. The hearing on this motion is October 2, 2020.

The defendants believe the claims asserted in all the above-referenced actions are without merit.

Forescout Litigation Against Parent. On May 15, 2020, Parent provided notice to Forescout that it would not be proceeding to consummate the Merger on May 18, 2020. On May 19, 2020, Forescout commenced the Merger Litigation in the Delaware Court of Chancery seeking, among other things, relief against Parent and Purchaser for breach of the Original Merger Agreement and an order of specific performance requiring them to comply with the obligation to close. On May 30, 2020, Parent and Purchaser filed counterclaims alleging that Forescout breached the Original Merger Agreement and that certain conditions to closing thereunder could not be met. Concurrently with the execution of the Amended Merger Agreement, Parent, Purchaser and Forescout entered into the Settlement Agreement with respect to the litigation, pursuant to which the parties have agreed to release their respective claims. See Section 10 —“Background of the Offer; Past Contacts or Negotiations with Forescout” for additional information regarding the litigation with Forescout and related settlement.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court and described more fully in the Schedule 14D-9.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Forescout a written demand for appraisal of Shares held, which demand must reasonably inform Forescout of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex A to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the satisfaction or waiver of the conditions of the Offer and Purchaser’s acceptance for purchase of Shares, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

19.	Miscellaneous.

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Forescout has advised Purchaser that it will file with the SEC on the date on which Parent and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Forescout Board of Directors with respect to the Offer and the Merger and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Forescout.”

Ferrari Merger Sub, Inc.

July 20, 2020

SCHEDULE I—INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES

The following schedule describes the relationships between Purchaser, Parent, Advent and certain of their affiliates, and sets forth the name, present principal occupation or employment and material occupations, positions, offices and employments for the past five years of each officer of the entities described below. Unless otherwise indicated, the current business address of each entity and person is c/o Advent International Corporation, 800 Boylston Street, Boston, Massachusetts 02199, and its telephone number is (617) 951-9400, and unless otherwise stated herein, each individual listed below is a citizen of the United States of America.

Parent, Purchaser and the Other Advent Ferrari Entities

The following entities (the “Advent Ferrari Entities”) were formed in connection with the proposed acquisition of Forescout by affiliates of Advent.

Entity	State of Formation	Controlled By
Ferrari Merger Sub, Inc.	Delaware	Ferrari Intermediate, Inc., as sole shareholder
Ferrari Intermediate, Inc.	Delaware	Ferrari Parent, Inc., as sole shareholder
Ferrari Parent, Inc.	Delaware	Ferrari Group Holdings, L.P., as sole shareholder
Ferrari Group Holdings, L.P.	Delaware	Ferrari Group Holdings GP, LLC, as general partner
Ferrari Group Holdings GP, LLC	Delaware	Advent International Corporation, as sole member

Each of the Advent Ferrari Entities was formed on January 31, 2020, solely for the purpose of engaging in the transactions contemplated by the Original Merger Agreement and the Amended Merger Agreement, which amended and restated the Original Merger Agreement, and has not engaged in any business activities other than as incidental to its formation and in connection with the transactions contemplated by the Original Merger Agreement and the Amended Merger Agreement and arranging of the equity financing and any debt financing in connection with such transactions, including the Offer and the Merger.

The executive officers of each of the foregoing entities are as follows:

•	James Westra (President and General Counsel)

•	Michael Ristaino (Vice President)

The members of the board of directors of each of Purchaser, Ferrari Intermediate and Ferrari Parent are:

•	James Westra

•	Michael Ristaino

Certain information regarding Messrs. Westra and Ristaino is set forth below.

Name	Present Principal Occupation or Employment and Employment History
James Westra

James Westra joined Advent in 2011 and serves as one of the Managing Partners and the General Counsel and Chief Legal Officer.

Prior to joining Advent, he was a partner with the law firm of Weil, Gotshal & Manges LLP, where he served on the management committee and was co-head of the global private equity practice. Mr. Westra has represented private equity firms and their portfolio companies for over 30

Name	Present Principal Occupation or Employment and Employment History
years, and has worked on many transactions, involving public and private companies, in both the United States and numerous other countries. He has also represented the boards of directors of public companies in connection with strategic transactions. He currently serves as a member of the board of directors of Vacuum Barrier Corporation.

Michael Ristaino	Michael Ristaino joined Advent in 1989 and serves as the Vice President of Finance and Funds. He is responsible for Advent’s fund reporting and administration. During his tenure, Mr. Ristaino has led Advent initiatives to improve financial reporting to its limited partners by leveraging technology and enhancing processes. He also serves on Advent’s Valuation Committee and contributed to the development of Advent’s valuation policy and process. Mr. Ristaino started his career on the staff of KPMG.

Advent

Advent is one of the largest and most experienced global private equity firms, which has invested in over 350 private equity investments across 41 countries since 1989. As of March 31, 2020, Advent had $48.6 billion in assets under management.

The following table sets forth information about Advent’s directors and executive officers.

Name and Position	Present Principal Occupation or Employment and Employment History
Thomas H. Lauer Director

Thomas H. Lauer serves as a member of the board of directors of Advent, the Massachusetts Eye & Ear Infirmary, and the American Battlefield Trust where he serves as chairman. He was a Managing Partner at Advent International Corporation from 1987 until his retirement in 2013. At Advent, he held the positions of Chief Operating Officer and, previously, Chief Financial Officer.

He also worked at Prime Computer, Inc. where he held several senior positions, and at the predecessor firm of Deloitte where he was a practicing CPA. Mr. Lauer also served as an Officer in the United States Navy.

Richard F. Kane Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary

Richard Kane joined Advent in 2008 and is responsible for the operations of Advent, including information technology, risk management and human resources.

Mr. Kane previously worked at Bank of America, where he was the head of international wealth management and a member of both the Investment Products Committee and Banking and Fiduciary Products Committee for Bank of America’s Global Wealth and Investment Management division. Prior to Bank of America, he worked in FleetBoston’s Corporate Strategy and Development Group and was a management consultant specializing in business strategy and marketing.

Eileen Sivolella Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary

Eileen Sivolella joined Advent in 2009 and serves as Advent’s Chief Financial Officer.

Prior to Advent, Ms. Sivolella was the CFO of Bain Capital, where she led its finance organization. Previously, she was a partner at Deloitte and a founder of its private equity practice in 1998 in New York where she worked with many of the largest private equity firms.

Name and Position	Present Principal Occupation or Employment and Employment History
She served in various leadership roles including as a member of Deloitte’s Board Council to the U.S. Board of Directors and deputy managing partner of the New York audit practice.

James Westra Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel	See above.

Michael Ristaino Vice President of Finance and Funds	See above.

Andrew D. Dodge Vice President; Deputy General Counsel; Secretary

Andrew Dodge joined Advent in 2008 from Fidelity Investments. As senior legal counsel at Fidelity, he worked with various business units to develop, obtain regulatory approval of and launch alternative investment products.

Prior to joining Fidelity, Mr. Dodge was an Associate in the corporate law department of Goodwin Procter LLP, where he represented fund sponsors and investors in connection with the structuring and offering of interests in private investment programs and related management entities.

Heather R. Zuzenak Chief Compliance Officer

Heather Zuzenak joined Advent in 2013 and is Advent’s Chief Compliance Officer.

Ms. Zuzenak previously worked at Audax Group as Chief Compliance Officer and fund counsel. Prior to Audax Group, she was Senior Counsel at Goodwin Procter LLP, where her practice focused on private investment funds and related regulatory matters.

Jarlyth H. Gibson Director of Risk Management & ESG; Risk Officer

Jarlyth Hancock Gibson joined Advent in 2000 and has over 20 years of experience in various areas of the investment management business, ranging from developing a treasury function to managing a trading process to building a global compliance program. She is currently responsible for supporting Advent’s business operations and risk management strategy, developing and implementing Advent’s global ESG strategy, as well as working with the management of Advent’s portfolio companies on their governance capabilities, risk management and ESG initiatives.

Before joining Advent, Ms. Gibson worked for The Boston Company in the Mellon Private Asset Management—Endowments & Foundations group. Prior to The Boston Company Ms. Gibson worked for H.C. Wainwright & Company, a Boston based investment banking boutique.

James G.A. Brocklebank[1] Managing Partner; Co-Chairman of Executive Officers’ Committee; Co-Head of Europe

James Brocklebank joined Advent in 1997 and co-heads Advent in Europe. Based in London, he is responsible for the European business and financial services sector team.

Prior to Advent, Mr. Brocklebank worked on international mergers and acquisitions in the London office of investment bank Baring Brothers and its affiliate Dillon, Read & Co. in New York.

Name and Position	Present Principal Occupation or Employment and Employment History

He currently serves as a member of the board of directors of Nets Holding, V. Group and Williams Lea Tag. He has previously served as a member of the board of directors of Equiniti, MACH, Nexi and Worldpay.

Patrice Etlin[2] Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Patrice Etlin joined Advent in 1997 and started Advent’s investment operations in Brazil. As one of Advent’s global Managing Partners, he helps oversee Advent’s strategic direction and investment activities, with a particular focus on Latin America.

Before joining Advent, Mr. Etlin was a partner at International Venture Partners in São Paulo, where he was responsible for the overall operation of a media and communications fund focused on Brazil. Previously, he was a general representative for Brazil at Matra Marconi Space. He also served for six years as Chairman of the Latin American Private Equity & Venture Capital Association (LAVCA).

He currently serves as a member of the board of directors of Allied, Cataratas do Iguaçu, Faculdade da Serra Gaucha Group (FSG), GTM Holdings, Restoque (IBOV: LLIS3) and Grupo BIG (formerly Walmart Brazil Group). He has previously served as a member of the board of directors of Atmosfera Atrium Telecomunicações, CSU CardSystem, Fortbras Group, International Meal Company, Kroton Educacional, Latin America Soccer Investments, Quero-Quero and Terminal de Contêineres de Paranaguá (TCP).

Jan Janshen[3] Senior Vice President & Managing Partner; Executive Officers’ Committee Member	Jan Janshen joined Advent in 2000 and co-heads Advent in Europe. Prior to Advent, Mr. Janshen spent two years with 3i, helping to establish the firm’s Hamburg office. He began his career as a consultant with Roland Berger Strategy Consultants in Munich. He currently serves as a member of the board of directors of IDEMIA, Laird and Rubix. He has previously served as a member of the board of directors of Ammeraal Beltech and Brammer Limited.

David M. Mussafer Director; Chairman & Managing Partner; Executive Officers’ Committee Member

David Mussafer joined Advent in 1990 and has worked on more than 25 buyout transactions across a range of industries, with a particular focus on the financial services, healthcare services and specialty retail sectors. Prior to Advent, he worked at Chemical Bank and Adler & Shaykin in New York.

He currently serves as a member of the board of directors of Aimbridge, First Watch, lululemon athletica, Olaplex and Serta Simmons. He has previously served as a member of the board of directors of American Radiology Services, Charlotte Russe, Datek Online Holdings, Dufry, Five Below, Hudson Group, The Island ECN, Kirkland’s, Making Memories, Managed Healthcare Associates, Party City/Amscan, Shoes For Crews and Vantiv (formerly Fifth Third Processing Solutions).

Name and Position	Present Principal Occupation or Employment and Employment History

David M. McKenna Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member

David McKenna joined Advent International in 1992. He coordinates Advent’s efforts in the North American industrial sector and oversees Advent’s investment activities in Asia. During his time at Advent, Mr. McKenna has worked on numerous investments across the industrial, retail and consumer sectors and also headed Advent’s Hong Kong office for two years. His private equity experience includes three years as a senior dealmaker with Bain Capital working on large buyouts in a variety of sectors. He began his career as a consultant with the Monitor Group.

He currently serves as a member of the board of directors of BOS Solutions, Culligan International Group, NCS Multistage and Serta Simmons Bedding. He has previously served as a member of the board of directors of ABC Supply, Aspen Technology, Boart Longyear, Bradco Supply, Keystone Automotive Operations, and RGL/Regent.

John Maldonado Senior Vice President Managing Partner; Executive Officers’ Committee Member

John Maldonado joined Advent in 2006 focusing on buyouts in the healthcare, financial and business services sectors. His previous private equity experience includes positions at both Bain Capital and Parthenon Capital. John began his career as a Consultant with The Parthenon Group, a leading strategy consulting firm.

He currently serves as a member of the board of directors of AccentCare, ATI Physical Therapy, Definitive Healthcare, Health Care Private Equity Association and Syneos Health. He has previously served as a member of the board of directors of American Radiology Services, Cotiviti, Genoa Healthcare, Managed Healthcare Associates, Skillsoft, Vantiv (formerly Fifth Third Processing).

Steven M. Tadler Director

Steve Tadler is a founding member and Managing Director at Exeter Capital. He previously worked at Advent from 1985 until he retired as a Managing Partner in 2019. At Advent he focused on investments in the retail, consumer & leisure and technology, media & telecom sectors. Prior to Advent, Mr. Tadler was with Manufacturers Hanover Trust Company, where he provided financing for a number of leveraged buyouts, technology-oriented firms and special situations.

He currently serves as a member of the board of directors of The Nature Conservancy, Dufry Group, Endicott College, McIntire School of Commerce. He has previously served on a number of boards of directors, including Bojangles’, Media, OK International, Skillsoft and TransUnion.

John F. Brooke[4] Director

John F. Brooke is a managing director at BPEA, a Boston-based private equity firm which he co-founded in 2002. He is responsible for the overall management of the firm, and oversees the investment process for all fund and direct investments and strategy implementation of the firm. He is currently serving as a member of the board of directors of Advent and Adcole Corporation. John is also a trustee of Middlesex School.

Mr. Brooke began his career at Advent International Corporation in 1985. In 1996, Mr. Brooke moved to Singapore to help integrate the acquisition of Advent’s affiliate in the region, South East Venture Investment

Name and Position	Present Principal Occupation or Employment and Employment History
Corporation, into Advent and to reposition the group to execute larger, later stage transactions. Upon his return from Asia, Mr. Brooke joined The Tucker Anthony Private Equity Group (Park Street Capital) and helped establish it as a leading private equity fund of funds management company. Park Street Capital manages a series of funds for institutions and families. Mr. Brooke was responsible for fund access, fundraising, fund oversight, and management.

Mark Hoffman Director	Mark Hoffman serves as a member of the board of directors of Advent. Prior to his retirement in 2009 he served as the Executive Chairman of the Cambridge Research Group Ltd. Mr. Hoffman previously served on the boards of directors of Millipore Corporation, LAC Minerals, Guinness Flight Global Asset Management Ltd, Glenhuron Bank Ltd, Glenmalple Reinsurance Ltd, Guinness Flight Venture Capital Trust plc, and Hermes Focus Asset Management Ltd.

[1]

James G.A. Brocklebank is a citizen of England, and his current business address and telephone number is c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB, United Kingdom; +44 (0)20 7333 0800.

[2]

Patrice Etlin is a citizen of Brazil and France, and his current business address and telephone number is Advent do Brasil Consultoria e Participações Ltda., Av. Brig. Faria Lima 3311, 9º andar, 04538-133 São Paulo, SP, Brazil; +55 11 3014 6800.

[3]	Jan Janshen is a citizen of Germany, and his current address and telephone number is c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB, United Kingdom; +44 (0)20 7333 0800.
[4]	The current business address and telephone number for Mr. Brooke is 20 Custom House St., Suite 610, Boston, MA 02110; +1 (617) 227-3160.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Forescout or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

Mail or deliver the Letter of Transmittal, or a facsimile, together with the certificate(s) (if any) representing your shares, to:

If delivering by mail:	If delivering by express mail, courier, or other expedited service:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3422

Banks and Brokers Call Collect: (212) 750-5833